04029486

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Deutsche Mortgage Securities, Inc.	**0001199476**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, May 12, 2004, Series 2004-4	**333-100675**

____

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAY 13 2004
WASH. D.C. 152 SECTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 12, 2004

DEUTSCHE MORTGAGE SECURITIES, INC.

By:______________________________
Name: Ted Hsueh
Title: Vice President

By:______________________________
Name: Peter Cerwin
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 12, 2004

DEUTSCHE MORTGAGE SECURITIES, INC.

By:/s/ Ted Hsueh
Name: Ted Hsueh
Title: Vice President

By:/s/ Peter Cerwin
Name: Peter Cerwin
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Deutsche Mortgage Securities, Inc.

$270,000,000
(Approximate)

Mortgage Loan Trust
Series 2004-4

Deutsche Mortgage Securities, Inc.
(Depositor)

Countrywide Home Loans
GreenPoint Mortgage Funding, Inc.
National City Mortgage Co.
(Originators)

Deutsche Bank

May 10, 2004

The analysis in this report is based on information provided by Deutsche Mortgage Securities, Inc. (the "Seller"). Deutsche Bank Securities Inc. ("DBSI" or the "Underwriter") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the prospectus and prospectus supplement (collectively, the "Prospectus") for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable Prospectus and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Seller. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the securities (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN DBSI). DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED May 10, 2004
Deutsche Mortgage Securities, Inc.
Mortgage Loan Trust, Series 2004-4
$270,000,000 *(Approximate *)*

Subject to a 5% variance

Structure Overview[1]

Class	Approximate Size ($)	Type	Initial Pass-Through Rate[3]	WAL (yrs)	Principal Payment Window	Pmt Delay (days)	Interest Accrual Basis	Expected Rating [2]
III-A	120,000,000	3/1 Hybrid	3.7500 [4]	1.98	06/04 – 05/07	24	30/360	AAA
IV-A	61,000,000	3/6 Hybrid	4.2915 [4]	1.96	06/04 – 05/07	24	30/360	AAA
V-A	60,000,000	5/6 Hybrid	4.6625 [4]	2.56	06/04 – 05/09	24	30/360	AAA
VI-A	29,000,000	7/1 Hybrid	4.7866 [4]	2.91	06/04 – 05/11	24	30/360	AAA
VII-A		5/1 Hybrid			Not Offered			AAA
TOTAL	**$270,000,000**							
				Non-Offered Certificates				
B-1		Subordinate			Not Offered			AA
B-2		Subordinate			Not Offered			A
B-3		Subordinate			Not Offered			BBB
B-4		Subordinate			Not Offered			BB
B-5		Subordinate			Not Offered			B
B-6		Subordinate			Not Offered			NR

* *Represents the approximate aggregate certificate principal balance of the Certificates*

(1) To the Weighted Average Reset Date at the Pricing Speed

(2) To be rated by 2 of the 3 rating agencies, to be determined

(3) Subject to variance of +/- 10 bps.

(4) The pass-through rate for the Interest Accrual Period for each Distribution Date will be a per annum rate equal to the excess of the weighted average of the net mortgage rates of the related Mortgage Loans, weighted on the basis of the outstanding principal balances of the related Mortgage Loans, as of the first day of the month immediately prior to the month in which the relevant Distribution Date occurs (after taking into account scheduled payments of principal on that date).

Transaction Overview

Pricing Speed:

Group III	25% CPR to the weighted average reset date
Group IV	25% CPR to the weighted average reset date
Group V	25% CPR to the weighted average reset date
Group VI	25% CPR to the weighted average reset date
Group VII	25% CPR to the weighted average reset date

Offered Certificates: The Class III-A, Class IV-A, Class V-A, Class VI-A (together the "Offered Certificates") and Class VII-A Certificates (together, the "Senior Certificates," or the "Class A Certificates").

Interest Accrual Period: For each class of certificates, the calendar month immediately preceding the month in which the Distribution Date occurs. Interest will accrue during the related Interest Accrual Period on the basis of 360-day year consisting of twelve 30-day months. Each class of certificates will settle with accrued interest and will have a 24-day payment delay.

Transaction Overview

Collateral:	The Mortgage Loans will be divided into five loan groups. Loan Group III will consist of 3/1 Hybrid ARM loans with an aggregate principal balance of approximately $125,000,000 as of the Cut-off Date (the "Group III Mortgage Loans"). Loan Group IV will consist of 3/6 Hybrid ARM loans with an aggregate principal balance of approximately $63,000,000 as of the Cut-off Date (the "Group IV Mortgage Loans"). Loan Group V will consist of 5/6 Hybrid ARM Loans with an aggregate principal balance of approximately $66,000,000 as of the Cut-off Date (the "Group V Mortgage Loans"). Loan Group VI will consist of 7/1 Hybrid ARM Loans with an aggregate principal balance of approximately $31,000,000 as of the Cut-off Date (the "Group VI Mortgage Loans"). Loan Group VII will consist of 5/1 Hybrid ARM loans with an aggregate principal balance of approximately $179,000,000 as of the Cut-off Date (the "Group VII Mortgage Loans").
Depositor:	Deutsche Mortgage Securities, Inc. ("DMSI").
Originators:	100% of the Group III Mortgage Loans will have been originated by Countrywide Home Loans ("Countrywide"). 100% of the Group IV and Group V Mortgage Loans will have been originated by GreenPoint Mortgage Funding, Inc. ("GPT."). Approximately 95% of the Group VI Mortgage Loans will have been originated by National City Mortgage Co. ("National City) and 5% of the Group VI Mortgage Loans will have been originated by GPT 100% of the Group VII Mortgage Loans will have been originated by National City.
Master Servicer:	Wells Fargo Bank, National Association
Servicers:	Countrywide Home Loans Servicing LP will service 100% of the aggregate principal balance of the Group III Mortgage Loans. GreenPoint Mortgage Funding, Inc. will service 100% of the aggregate principal balance of the Group IV Mortgage Loans and 100% of the aggregate principal balance of the Group V Mortgage Loans. National City Mortgage Co. will service approximately 95% of the aggregate principal balance of the Group VI Mortgage Loans and GPT will service approximately 5% of the aggregate principal balance of the Group VI Mortgage Loans. National City will service 100% of the aggregate principal balance of the Group VII Mortgage Loans.
Trustee:	HSBC Bank USA ("HSBC")
Custodian:	Wells Fargo Bank, National Association
Credit Risk Manager:	The Murrayhill Company
Underwriter:	Deutsche Bank Securities Inc.
Cut-off Date:	May 1, 2004.
Expected Pricing:	Week of May 10, 2004
Expected Closing Date:	On or about May 28, 2004
Distribution Date:	25th day of each month (or the next business day if such day is not a business day) commencing in June 2004.
Optional Termination:	The Master Servicer may, at its sole discretion, purchase all of the Group III, Group IV, Group V, Group VI and Group VII Mortgage Loans and retire the certificates on or after the Optional Termination Date.

Transaction Overview (Cont.)

Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Group III, Group IV, Group V, Group VI, and Group VII Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date.
ERISA:	All of the Offered Certificates are expected to be ERISA-eligible.
SMMEA Eligibility:	The Class A Certificates will be "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984.
Taxation – REMIC:	One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Class III-A Price / Yield Analysis
To Weighted Average Reset Date

Price	10 CPB Yield	15 CPB Yield	20 CPB Yield	25 CPB Yield	30 CPB Yield	35 CPB Yield	40 CPB Yield	50 CPB Yield
99-13	3.925	3.937	3.950	3.965	3.982	4.001	4.022	4.073
99-14	3.911	3.922	3.935	3.948	3.964	3.981	4.000	4.046
99-15	3.898	3.908	3.919	3.931	3.945	3.960	3.978	4.019
99-16	3.885	3.894	3.904	3.914	3.927	3.940	3.956	3.993
99-17	3.872	3.879	3.888	3.898	3.908	3.920	3.934	3.966
99-18	3.859	3.865	3.872	3.881	3.890	3.900	3.912	3.939
99-19	3.845	3.851	3.857	3.864	3.871	3.880	3.889	3.913
99-20	3.832	3.837	3.841	3.847	3.853	3.860	3.867	3.886
99-21	3.819	3.822	3.826	3.830	3.835	3.840	3.845	3.859
99-22	3.806	3.808	3.810	3.813	3.816	3.820	3.823	3.833
99-23	3.793	3.794	3.795	3.796	3.798	3.799	3.801	3.806
99-24	3.779	3.779	3.779	3.779	3.779	3.779	3.779	3.779
99-25	3.766	3.765	3.764	3.763	3.761	3.759	3.757	3.753
99-26	3.753	3.751	3.748	3.746	3.743	3.739	3.735	3.726
99-27	3.740	3.737	3.733	3.729	3.724	3.719	3.713	3.700
99-28	3.727	3.722	3.718	3.712	3.706	3.699	3.692	3.673
99-29	3.714	3.708	3.702	3.695	3.688	3.679	3.670	3.647
Spread @ Center Price (Interpolated Swaps)	51	64	77	90	108	125	142	172
WAL	2.54	2.34	2.16	1.98	1.81	1.65	1.51	1.24
Mod Durn	2.37	2.19	2.02	1.85	1.70	1.56	1.42	1.17
Principal Window	Jun04 - May07	Jun04 - May07	Jun04 - May07	Jun04 - May07	Jun04 - May07	Jun04 - May07	Jun04 - May07	Jun04 - May07

Class IV-A Price / Yield Analysis
To Weighted Average Reset Date

	10 CPB	15 CPB	20 CPB	25 CPB	30 CPB	35 CPB	40 CPB	50 CPB
Price	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-21	4.354	4.357	4.359	4.362	4.365	4.368	4.372	4.381
99-25	4.301	4.299	4.296	4.293	4.289	4.286	4.281	4.271
99-29	4.248	4.241	4.233	4.224	4.214	4.203	4.191	4.161
100-01	4.195	4.183	4.170	4.156	4.139	4.121	4.101	4.051
100-05	4.142	4.126	4.108	4.087	4.065	4.039	4.011	3.942
100-09	4.089	4.069	4.045	4.019	3.990	3.958	3.921	3.833
100-13	4.037	4.011	3.983	3.951	3.916	3.876	3.831	3.724
100-17	3.984	3.954	3.921	3.883	3.841	3.795	3.742	3.616
100-21	3.931	3.897	3.858	3.815	3.767	3.714	3.653	3.507
100-25	3.879	3.840	3.796	3.748	3.693	3.633	3.564	3.399
100-29	3.826	3.783	3.735	3.680	3.620	3.552	3.475	3.292
101-01	3.774	3.726	3.673	3.613	3.546	3.471	3.387	3.184
101-05	3.722	3.670	3.611	3.545	3.472	3.391	3.299	3.077
101-09	3.670	3.613	3.549	3.478	3.399	3.310	3.210	2.970
101-13	3.618	3.557	3.488	3.411	3.326	3.230	3.123	2.864
101-17	3.566	3.500	3.427	3.344	3.253	3.150	3.035	2.757
101-21	3.514	3.444	3.365	3.278	3.180	3.071	2.947	2.651
Spread @ Center Price (Interpolated Swaps)	62	72	81	90	104	116	126	140
WAL	2.54	2.34	2.14	1.96	1.78	1.62	1.47	1.21
Mod Durn	2.36	2.17	1.99	1.83	1.67	1.53	1.39	1.15
Principal Window	Jun04 - May07	Jun04 - May07	Jun04 - May07	Jun04 - May07	Jun04 - May07	Jun04 - May07	Jun04 - May07	Jun04 - May07

Class V-A Price / Yield Analysis
To Weighted Average Reset Date

Price	10 CPB Yield	15 CPB Yield	20 CPB Yield	25 CPB Yield	30 CPB Yield	35 CPB Yield	40 CPB Yield	50 CPB Yield
98-28	4.951	4.985	5.022	5.064	5.113	5.167	5.229	5.376
99-00	4.914	4.942	4.974	5.009	5.050	5.096	5.149	5.273
99-04	4.876	4.900	4.925	4.955	4.988	5.026	5.068	5.170
99-08	4.839	4.857	4.877	4.900	4.926	4.955	4.988	5.067
99-12	4.802	4.815	4.829	4.845	4.864	4.884	4.908	4.965
99-16	4.764	4.772	4.781	4.791	4.802	4.814	4.828	4.862
99-20	4.727	4.730	4.733	4.736	4.740	4.744	4.749	4.760
99-24	4.690	4.688	4.685	4.682	4.678	4.674	4.670	4.659
99-28	4.653	4.646	4.637	4.628	4.617	4.604	4.590	4.557
100-00	4.616	4.604	4.589	4.574	4.555	4.535	4.512	4.456
100-04	4.579	4.562	4.542	4.520	4.494	4.465	4.433	4.355
100-08	4.543	4.520	4.494	4.466	4.433	4.396	4.354	4.255
100-12	4.506	4.478	4.447	4.412	4.372	4.327	4.276	4.154
100-16	4.469	4.436	4.400	4.358	4.311	4.258	4.198	4.054
100-20	4.432	4.394	4.352	4.305	4.251	4.189	4.120	3.955
100-24	4.396	4.353	4.305	4.251	4.190	4.121	4.042	3.855
100-28	4.359	4.311	4.258	4.198	4.130	4.052	3.965	3.756
Spread @ Center Price (Interpolated Swaps)	65	88	108	130	150	168	193	232
WAL	3.82	3.33	2.92	2.56	2.24	1.96	1.72	1.33
Mod Durn	3.37	2.96	2.61	2.30	2.03	1.79	1.58	1.23
Principal Window	Jun04 - May09	Jun04 - May09	Jun04 - May09	Jun04 - May09	Jun04 - May09	Jun04 - May09	Jun04 - May09	Jun04 - May09

Class VI-A Price / Yield Analysis
To Weighted Average Reset Date

Price	10 CPB Yield	15 CPB Yield	20 CPB Yield	25 CPB Yield	30 CPB Yield	35 CPB Yield	40 CPB Yield	50 CPB Yield
99-04	4.972	4.996	5.022	5.053	5.088	5.127	5.170	5.272
99-05	4.964	4.986	5.012	5.041	5.074	5.110	5.151	5.247
99-06	4.956	4.977	5.001	5.028	5.059	5.094	5.132	5.223
99-07	4.948	4.968	4.991	5.016	5.045	5.077	5.113	5.198
99-08	4.941	4.959	4.980	5.004	5.031	5.061	5.094	5.173
99-09	4.933	4.950	4.969	4.991	5.016	5.044	5.075	5.148
99-10	4.925	4.941	4.959	4.979	5.002	5.028	5.057	5.124
99-11	4.918	4.932	4.948	4.967	4.988	5.011	5.038	5.099
99-12	4.910	4.923	4.938	4.955	4.974	4.995	5.019	5.075
99-13	4.902	4.914	4.927	4.942	4.959	4.978	5.000	5.050
99-14	4.894	4.905	4.917	4.930	4.945	4.962	4.981	5.025
99-15	4.887	4.896	4.906	4.918	4.931	4.946	4.962	5.001
99-16	4.879	4.887	4.895	4.905	4.917	4.929	4.943	4.976
99-17	4.871	4.878	4.885	4.893	4.902	4.913	4.924	4.952
99-18	4.864	4.869	4.874	4.881	4.888	4.896	4.906	4.927
99-19	4.856	4.860	4.864	4.869	4.874	4.880	4.887	4.903
99-20	4.848	4.851	4.853	4.856	4.860	4.864	4.868	4.878
Spread @ Center Price (Interpolated Swaps)	55	83	113	140	170	195	223	277
WAL	4.78	4.03	3.42	2.91	2.49	2.13	1.84	1.39
Mod Durn	4.06	3.46	2.96	2.55	2.20	1.91	1.66	1.27
Principal Window	Jun04 - May11	Jun04 - May11	Jun04 - May11	Jun04 - May11	Jun04 - May11	Jun04 - May11	Jun04 - May11	Jun04 - May11

DESCRIPTION OF THE GROUP III COLLATERAL

SUMMARY OF THE GROUP III MORTGAGE LOANS		
Product Type:	3/1 Hybrid ARM	
Index:	1 yr LIBOR (<5% 1yr CMT)	
Amount:	$125,000,000	+/- 5%
Gross WAC:	4.000%	+/- 10bps
WAM:	360	+/- 2
Servicing Fee before Reset:	25 bps	
Servicing Fee after Reset:	25 bps	
Average Balance:	$540,000	+/-
Percent Conforming:	0.0%	+/-
Gross Margin:	2.250% (2.750% for 1yr CMT Loans)	+/- 10bps
Initial Periodic Rate Cap:	2.000%	
Subsequent Periodic Rate Cap:	2.000%	
Lifetime Rate Cap:	6.000%	
Avg Months to Reset:	36	
Percent IO:	75.0%	+/-
Weighted Average LTV:	75.0%	+/-
LTV >80% without MI:	0.0%	
Average FICO:	720	+/-
State Concentration:	65% California	+/-
Full Doc:	30.0%	+/-
Single Family / PUD:	86.0%	+/-
Owner Occupied:	94.0%	+/-
% with Prepay Penalty:	0.0%	+/-
Delivery Variance:	+/- 5%	
Approximate Subordination (crossed subs):	5.00%	+/-
Expected Rating Agencies:	2 of 3	

DESCRIPTION OF THE GROUP IV COLLATERAL

SUMMARY OF THE GROUP IV MORTGAGE LOANS		
Product Type:	3/6 Hybrid ARM	
Index:	6 month LIBOR	
Amount:	$63,000,000	+/- 5%
Gross WAC:	4.543%	+/- 10 bps
WAM:	360	+/- 2
Servicing Fee before Reset:	25 bps	
Servicing Fee after Reset:	37.5 bps	
Average Balance:	$330,000	+/-
Percent Conforming:	36.0%	+/-
Gross Margin:	2.250%	+/-
Initial Periodic Rate Cap:	5.000%	
Subsequent Periodic Rate Cap:	1.000%	
Lifetime Rate Cap:	6.000%	
Avg Months to Reset:	36	
Percent IO:	95.0%	+/-
Weighted Average LTV:	78.0%	+/-
LTV >80% without MI:	0.0%	
Average FICO:	711	+/-
State Concentration:	64% California	+/-
Full Doc:	30.0%	+/-
Single Family / PUD:	88.0%	+/-
Owner Occupied:	98.0%	+/-
% with Prepay Penalty:	13.0%	+/-
Delivery Variance:	+/- 5%	
Approximate Subordination (crossed subs):	5.00%	+/-
Expected Rating Agencies:	2 of 3	

DESCRIPTION OF THE GROUP V COLLATERAL

SUMMARY OF THE GROUP V MORTGAGE LOANS		
Product Type:	5/6 Hybrid ARM	
Index:	6 month LIBOR	
Amount:	$66,000,000	+/- 5%
Gross WAC:	4.908%	+/- 10 bps
WAM:	360	+/- 2
Servicing Fee before Reset:	25 bps	
Servicing Fee after Reset:	37.5 bps	
Average Balance:	$325,000	+/-
Percent Conforming:	32.0%	+/-
Gross Margin:	2.250%	+/-
Initial Periodic Rate Cap:	5.000%	
Subsequent Periodic Rate Cap:	1.000%	
Lifetime Rate Cap:	5.000%	
Avg Months to Reset:	60	
Percent IO:	94.0%	+/-
Weighted Average LTV:	77.0%	+/-
LTV >80% without MI:	0.0%	
Average FICO:	716	+/-
State Concentration:	65% California	+/-
Full Doc:	26.0%	+/-
Single Family / PUD:	85.0%	+/-
Owner Occupied:	96.0%	+/-
% with Prepay Penalty:	10.00%	+/-
Delivery Variance:	+/- 5%	
Approximate Subordination (crossed subs):	5.00%	+/-
Expected Rating Agencies:	2 of 3	

DESCRIPTION OF THE GROUP VI COLLATERAL

SUMMARY OF THE GROUP VI MORTGAGE LOANS		
Product Type:	7/1 ARM	
Index:	1yr LIBOR (~5.0% 6 month LIBOR)	
Amount:	$30,000,000	+/- 5%
Gross WAC:	5.037%	+/- 10 bps
WAM:	359	+/- 2
Servicing Fee before Reset:	25bps	
Servicing Fee after Reset:	25bps (37.5bps for 6 month LIBOR loans)	
Average Balance:	$380,000	+/-
Percent Conforming:	26.0%	+/-
Gross Margin:	2.250%	+/-
Initial Periodic Rate Cap:	5.000%	
Subsequent Periodic Rate Cap:	2.000%	
Lifetime Rate Cap:	5.000%	
Avg Months to Reset:	83	
Percent IO:	53.0%	+/-
Weighted Average LTV:	72.0%	+/-
LTV >80% without MI:	0.0%	
Average FICO:	738	+/-
State Concentration:	24% California	+/-
Full Doc:	91.0%	+/-
Single Family / PUD:	88.0%	+/-
Owner Occupied:	97.0%	+/-
% with Prepay Penalty:	0.00%	+/-
Delivery Variance:	+/- 5%	
Approximate Subordination (crossed subs):	5.00%	+/-
Expected Rating Agencies:	2 of 3	

DESCRIPTION OF THE GROUP VII COLLATERAL

SUMMARY OF THE GROUP VII MORTGAGE LOANS		
Product Type:	5/1 ARM	
Index:	1yr LIBOR	
Amount:	$179,000,000	+/- 5%
Gross WAC:	4.630%	+/- 10 bps
WAM:	360	+/- 2
Servicing Fee before Reset:	25bps	
Servicing Fee after Reset:	25bps	
Average Balance:	$380,000	+/-
Percent Conforming:	26.0%	+/-
Gross Margin:	2.250%	+/-
Initial Periodic Rate Cap:	5.000%	
Subsequent Periodic Rate Cap:	2.000%	
Lifetime Rate Cap:	5.000%	
Avg Months to Reset:	60	
Percent IO:	46.0%	+/-
Weighted Average LTV:	68.0%	+/-
LTV >80% without MI:	0.0%	
Average FICO:	733	+/-
State Concentration:	30% California	+/-
Full Doc:	88.0%	+/-
Single Family / PUD:	92.0%	+/-
Owner Occupied:	97.0%	+/-
% with Prepay Penalty:	0.00%	+/-
Delivery Variance:	+/- 5%	
Approximate Subordination (crossed subs):	5.00%	+/-
Expected Rating Agencies:	2 of 3	

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

MBS Trading	
Aamer Abdullah	212-250-2669
Mark Ginsberg	212-250-2669
David Haynie	212-250-4519
MBS Banking	
Ted Hsueh	212-250-6997
MBS Structuring	
Steve Lumer	212-250-0115
Rebekah Berry	212-250-0795

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Deutsche Mortgage Securities, Inc.

$638,537,000

(Approximate, Certificates)

Mortgage Loan Trust
Series 2004-4

Deutsche Mortgage Securities, Inc.

(Depositor)

First National Bank of Nevada
GreenPoint Mortgage Funding, Inc.

(Originators)

Deutsche Bank

May 7, 2004

The analysis in this report is based on information provided by Deutsche Mortgage Securities, Inc. (the "Seller"). Deutsche Bank Securities Inc. ("DBSI" or the "Underwriter") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the prospectus and prospectus supplement (collectively, the "Prospectus") for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable Prospectus and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Seller. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the securities (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN DBSI). DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

REVISED TERM SHEET DATED May 7, 2004
Deutsche Mortgage Securities, Inc.
Mortgage Loan Trust, Series 2004-4
$638,537,000 *(Approximate *)*

Subject to a variance

Structure Overview[1]

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings Moody's / S&P
I-A-1	89,161,000	Floating	0.90	06/04 – 02/06	0	actual/360	04/34	Aaa / AAA
I-A-2	22,333,000	Fixed	2.00	02/06 – 08/06	24	30/360	04/34	Aaa / AAA
I-A-3	46,803,000	Fixed	3.00	08/06 – 05/08	24	30/360	04/34	Aaa / AAA
I-A-4	30,347,000	Fixed	5.00	05/08 – 11/10	24	30/360	04/34	Aaa / AAA
I-A-5	22,621,000	Fixed	7.92	11/10 – 07/12	24	30/360	04/34	Aaa / AAA
I-A-6	25,002,000	Fixed	6.35	06/07 – 07/12	24	30/360	04/34	Aaa / AAA
I-A-IO[2]	Notional	NAS IO	0.75[3]	NA	24	30/360	05/06	Aaa / AAA
I-M-1	6,000,000	Fixed	5.42	06/07 – 07/12	24	30/360	04/34	Aa2 / AA
I-M-2	4,375,000	Fixed	5.42	06/07 – 07/12	24	30/360	04/34	A2 / A
I-M-3	2,500,000	Fixed	5.42	06/07 – 07/12	24	30/360	04/34	Baa1 / BBB
Group I	**$249,142,000**							
II-AR-1	192,525,000	Floating	2.92	06/04 – 02/12	0	actual/360	06/34	Aaa / AAA
II-AR-2	172,533,000	Floating	2.92	06/04 – 02/12	0	actual/360	06/34	Aaa / AAA
II-MR-1	11,682,000	Floating	5.15	06/07 – 02/12	0	actual/360	06/34	Aa2 / AA+
II-MR-2	8,761,000	Floating	5.15	06/07 – 02/12	0	actual/360	06/34	A2 / A
II-MR-3	3,894,000	Floating	5.15	06/07 – 02/12	0	actual/360	06/34	Baa1 / BBB
Group II	**$389,395,000**							
TOTAL	**$638,537,000**							

* *Represents the approximate aggregate certificate principal balance of the Certificates*

(1) *to 10% Optional Termination*

(2) *Notional Amount*

(3) *Modified Duration @ a price of 5.118225%*

Pricing Speed:	
Group I	120% PPC (where 100% PPC is 6.00% CPR growing to 20.00% CPR over 12 months)
Group II	25% CPR

Transaction Overview

Offered Certificates:

- The Class I-A-1, Class I-A-2, Class I-A-3, Class I-A-4, Class I-A-5, Class I-A-6 and Class I-A-IO, (together, the "Group I Senior Certificates" or "Group I-A Certificates"), the Class I-M-1, Class I-M-2 and Class I-M-3 Certificates (together, the "Group I Mezzanine Certificates"). The Group I Senior Certificates along with the Group I Mezzanine Certificates together are referred to herein as the "Group I Certificates."
- The Class II-AR-1, Class II-AR-2 (together, the "Group II Senior Certificates" or "Group II-AR Certificates"), Class II-MR-1, Class II-MR-2 and Class II-MR-3 Certificates (together, the "Group II Mezzanine Certificates"). The Group II-AR Certificates along with the Group II Mezzanine Certificates together are referred to herein as the "Group II Certificates." The Group I Certificates and the Group II Certificates are referred to herein as the "Offered Certificates."
- The pass-through rate on the Class I-A-IO Certificates will be equal to 4.50% per annum for the first 12 months, 3.50% per annum for the next 12 months and 0.00% thereafter. The pass-through rate on the Group I-A Certificates (other than the Class I-A-1 Certificates and the Class I-A-IO Certificates) and the Group I Mezzanine Certificates will be equal to a fixed rate, subject to the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class I-A-1 Certificates and on the Group II Certificates will be equal to a floating rate, subject to the applicable Net WAC Pass-Through Rate.

Transaction Overview (Cont.)

Notional Amount:
- The notional amount of the Class I-A-IO Certificates will be as follows: the lesser of (a) from and including the 1st through the 6th Distribution Date $31,252,000; from and including the 7th through the 10th Distribution Date $25,002,000; from and including the 11th through the 13th Distribution Date $22,500,000; from and including the 14th through the 15th Distribution Date $18,751,000; from and including the 16th through the 19th Distribution Date $15,000,000; from and including the 20th through the 21st Distribution Date $12,501,000; from and including the 22nd through the 23rd Distribution Date $10,000,000, on the 24th Distribution Date $6,500,000; and thereafter $0 and (b) the then aggregate principal balance of the Group I Mortgage Loans (prior to giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

Collateral:
- The Mortgage Loans will be divided into two loan groups. Loan Group I will consist of 1,379 fixed rate Alt-A loans with an aggregate principal balance of $250,017,790 as of the Statistical Cut-off Date (the "Group I Mortgage Loans"). Loan Group II will consist of 1,420 adjustable rate Alt-A loans with an aggregate principal balance of $389,395,325 as of the Statistical Cut-off Date (the "Group II Mortgage Loans"). The Group II Mortgage Loans will be divided into two sub-groups: the conforming sub-group (the "Group II-1 Mortgage Loans") and the non-conforming sub-group (the "Group II-2 Mortgage Loans"). The Group I Certificates will be entitled to payments only from amounts received or advanced in respect of the Group I Mortgage Loans. The Class II-AR-1 Certificates will be entitled to payments primarily from amounts received or advanced in respect of the Group II-1 Mortgage Loans. The Class II-AR-2 Certificates will be entitled to payments primarily from amounts received or advanced in respect of the Group II-2 Mortgage Loans. The Group II Mezzanine Certificates will be entitled to payments from amounts received or advanced in respect of the Group II Mortgage Loans. The Group I Certificates and Group II Certificates are not cross-collateralized.

Mortgage Insurance Policies:
- All of the Group I Mortgage Loans and all of the Group II Mortgage Loans with an original loan-to-value value ratio over 80% are covered by mortgage insurance policies.

Class A Certificates:
- Class I-A-1, Class I-A-2, Class I-A-3, Class I-A-4, Class I-A-5, Class I-A-6 Class I-A-IO, Class II-AR-1 and Class II-AR-2 Certificates (together, the "Senior Certificates").

Class M Certificates:
- Class I-M-1, Class I-M-2, Class I-M-3, Class II-MR-1, Class II-MR-2 and Class II-MR-3 Certificates (together, the "Mezzanine Certificates").

Depositor:
- Deutsche Mortgage Securities, Inc. ("DMSI").

Originators:
- 100.00% of the Group I Mortgage Loans will have been originated by First National Bank of Nevada ("FNBN").
- 81.70% of the Group II Mortgage Loans will have been originated by GreenPoint Mortgage Funding, Inc. ("GPT") and 18.30% of the Group II Mortgage Loans will have been originated by FNBN.

Master Servicer:
- Wells Fargo Bank, National Association

Servicers:
- M&T Mortgage Corp. ("M&T") will service 100.00% of the aggregate principal balance of the Group I Mortgage Loans.
- GPT will service approximately 81.70% of the aggregate principal balance of the Group II Mortgage Loans and GMAC Mortgage Corporation ("GMACM") will service approximately 18.30% of aggregate principal balance of the Group II Mortgage Loans.

Trustee:
- HSBC Bank USA ("HSBC")

Custodian:
- Wells Fargo Bank, National Association

Transaction Overview (Cont.)

Credit Risk Manager: The Murrayhill Company

Underwriter: Deutsche Bank Securities Inc.

Statistical Cut-off Date: April 1, 2004.

Cut-off Date: May 1, 2004.

Expected Pricing: Week of May 10, 2004

Expected Closing Date: On or about May 27, 2004

Distribution Date: 25th day of each month (or the next business day if such day is not a business day) commencing in June 2004.

Optional Termination: If the total outstanding balance of either the Group I Mortgage Loans or Group II Mortgage Loans on any Distribution Date is less than 10% of the total outstanding principal balance of the respective group as of the Cut-off Date, the Master Servicer may purchase the Mortgage Loans in the related loan group, but is not required to do so. If the Master Servicer elects to purchase the Mortgage Loans in a loan group, the outstanding certificate principal balance of the related classes of certificates will be paid in full, together with accrued interest.

Coupon Step-up: On the Distribution Date following the first possible optional termination date with respect to each loan group, the pass-through rates on the related Senior Certificates and the related Mezzanine Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination	Class	After Optional Termination
I-A-5	0.50%	II-AR-1	2 x Margin
I-A-6	0.50%	II-AR-2	2 x Margin
I-M-1	0.50%	II-MR-1	1.5 x Margin
I-M-2	0.50%	II-MR-2	1.5 x Margin
I-M-3	0.50%	II-MR-3	1.5 x Margin

Monthly Servicer Advances: The Servicers will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments, to the extent such amounts are deemed recoverable by the related Servicer. If any Servicer fails to make any such required advance, the Master Servicer will be required to do so subject to its determination of recoverability. Each of the Servicers and the Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Credit Enhancement:
- Excess Interest
- Overcollateralization ("OC")
- Subordination

Record Date: The Record Date for the Group I Certificates (other than the Class I-A-1 Certificates) will be the last business day of the month preceding the related Distribution Date. The Record Date for the Class I-A-1 Certificates and the Group II Certificates will be the business day preceding the related Distribution Date.

Determination Date: The Determination Date with respect to any Distribution Date is the 10th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.

Transaction Overview (Cont.)

Due Period:
- The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.

Prepayment Period:
- For the Mortgage Loans serviced by M&T, the Prepayment Period with respect to any Distribution Date and (i) prepayments in full shall be from the 16th day of the month immediately preceding the Distribution Date to the 15th day of the month of the Distribution Date and (ii) prepayments in part shall be the calendar month immediately preceding that Distribution Date.
- For the Mortgage Loans serviced by GPT, the Prepayment Period with respect to any Distribution Date and prepayments in full and prepayments in part is the calendar month immediately preceding the month in which the Distribution Date occurs.
- For the Mortgage Loans serviced by GMACM, the Prepayment Period with respect to any Distribution Date and prepayments in full and prepayments in part is the calendar month immediately preceding the month in which the Distribution Date occurs.

Prepayment Interest Shortfalls:
- Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.

Compensating Interest:
- Each Servicer will be required to cover Prepayment Interest Shortfalls in full or in part on the Mortgage Loans serviced by such Servicer up to the Servicing Fee payable to the related Servicer for such period, without reimbursement therefor.
- The Master Servicer will be required to cover Prepayment Interest Shortfalls in an amount equal to the lesser of (i) the aggregate amounts the Servicers were required to pay in connection with principal prepayments on the Mortgage Loans serviced by such Servicers for the related Distribution Date, and not so paid by the Servicers and (ii) the Master Servicer's compensation for such Distribution Date, without reimbursement therefor.

ERISA:
- All of the Offered Certificates are expected to be ERISA-eligible.

SMMEA Eligibility:
- The Class A Certificates, the Class I-M-1 Certificates and the Class II-MR-1 Certificates will be "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Taxation – REMIC:
- One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration:
- Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations:
- $25,000 and integral multiples of $1 in excess thereof.

Structural Overview

Interest Accrual Period:	Interest on the Group I Certificates (other than the Class I-A-1 Certificates) will accrue during the calendar month preceding the related Distribution Date. The Interest Accrual Period for the Class I-A-1 Certificates and the Group II Certificates will be (a) as to the Distribution Date in June 2004, the period commencing on the Closing Date and ending on the day preceding the Distribution Date in June 2004, and (b) as to any Distribution Date after the Distribution Date in June 2004, the period commencing on the Distribution Date in the month immediately preceding the month in which that Distribution Date occurs and ending on the day preceding that Distribution Date. Interest on the Group I Certificates, other than the Class I-A-1 Certificates, will be calculated on a 30/360 basis. Interest on the Class I-A-1 Certificates and the Group II Certificates will be calculated on an actual/360 basis.
Interest Distribution Amount:	For the Offered Certificates on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the certificate principal balance or Notional Amount, as applicable, of that class immediately prior to such Distribution Date at the applicable pass-through rate for such class, reduced (to an amount not less than zero), in the case of each such class, by the allocable share, if any, for such class of Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicers, as applicable, and shortfalls resulting from the application of the Servicemembers Civil Relief Act.
Interest Carry Forward Amount:	The Interest Carry Forward Amount with respect to any class of Offered Certificates and any Distribution Date is equal to the amount, if any, by which the Interest Distribution Amount for that class of certificates for the immediately preceding Distribution Date exceeded the actual amount distributed on such class of certificates in respect of interest on the immediately preceding Distribution Date, together with any Interest Carry Forward Amount with respect to such class of certificates remaining unpaid from the previous Distribution Date, plus interest accrued thereon at the related pass-through rate for the most recently ended Interest Accrual Period, to the extent permitted by applicable law.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date, an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	With respect to each Mortgage Loan, the Administration Fee Rate is equal to the sum of (i) the rate at which the fee payable to the Master Servicer is calculated, (ii) the rate at which the fee payable to the related Servicer is calculated, (iii) the rate at which the fee payable to the Credit Risk Manager is calculated and (iv) the rate at which the premium payable in connection with any lender paid primary mortgage insurance policy is calculated, if applicable. The initial weighted average Administration Fee Rate is equal to approximately 0.295% and 0.294% as of the Cut-off Date respectively for the Group I Mortgage Loans and Group II Mortgage Loans.
Net Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable mortgage rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.

Deleted:

Structural Overview (Cont.)

Net WAC Pass-Through Rate:	With respect to the Group I Certificates (other than the Class I-A-IO Certificates), (A) for the June 2004 Distribution Date through the May 2006 Distribution Date, a per annum rate equal to (1) the weighted average of the Net Mortgage Rates of the Group I Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs minus (2) the pass-through rate for the Class I-A-IO Certificates for such Distribution Date multiplied by a fraction, the numerator of which is (x) the Notional Amount of the Class I-A-IO Certificates immediately prior to such Distribution Date, and the denominator of which is (y) the aggregate principal balance of the Group I Mortgage Loans as of the first day of the month in which such Distribution Date occurs and (B) for each Distribution Date thereafter, the weighted average of the Net Mortgage Rates of the Group I Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs. The Net WAC Pass-Through Rate with respect to the Class I-A-1 Certificates shall be subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period. With respect to the Class II-AR-1 Certificates and any Distribution Date, a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Net Mortgage Rates of the Group II-1 Mortgage Loans. With respect to the Class II-AR-2 Certificates and any Distribution Date, a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Net Mortgage Rates of the Group II-2 Mortgage Loans. With respect to the Group II Mezzanine Certificates and any Distribution Date, a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average (weighted on the basis of the results of subtracting from the aggregate principal balance of the Group II-1 Mortgage Loans and Group II-2 Mortgage Loans the certificate principal balance of the Class II-AR-1 Certificates and Class II-AR-2 Certificates, respectively) of (i) the weighted average of the Net Mortgage Rates of the Group II-1 Mortgage Loans, and (ii) the weighted average of the Net Mortgage Rates of the Group II-2 Mortgage Loans.
Net WAC Rate Carryover Amount:	If on any Distribution Date the pass-through rate for the Class A Certificates, other than the Class I-A-IO Certificates, and the Mezzanine Certificates is limited to the related Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" will be equal to the sum of (i) the excess of (a) the amount of interest such Class A Certificates or Class M Certificates would have been entitled to receive on such Distribution Date if the Net WAC Pass-Through Rate had not been applicable to such certificates over (b) the amount of interest accrued on such classes at the applicable Net WAC Pass-Through Rate plus (ii) the related Net WAC Rate Carryover Amount from the prior Distribution Date not previously distributed together with interest thereon at the related pass-through rate for the most recently ended Interest Accrual Period determined without taking into account the Net WAC Pass-Through Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of available funds.
Class I-A-1 Cap Agreement:	On the Closing Date, the Trustee will enter into a "Class I-A-1 Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts as described herein. The notional balance of the Class I-A-1 Cap Agreement will be based upon the provided schedule.
Class II-AR-1 Cap Agreement:	On the Closing Date, the Trustee will enter into a "Class II-AR-1 Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts as described herein. The notional balance of the Class II-AR-1 Cap Agreement will be based upon the provided schedule.
Class II-AR-2 Cap Agreement:	On the Closing Date, the Trustee will enter into a "Class II-AR-2 Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts as described herein. The notional balance of the Class II-AR-2 Cap Agreement will be based upon the provided schedule.
Class II-MR-1 Cap Agreement:	On the Closing Date, the Trustee will enter into a "Class II-MR-1 Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts as described herein. The notional balance of the Class II-MR-1 Cap Agreement will be based upon the provided schedule.

Structural Overview (Cont.)

Class II-MR-2 Cap Agreement: On the Closing Date, the Trustee will enter into a "Class II-MR-2 Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts as described herein. The notional balance of the Class II-MR-2 Cap Agreement will be based upon the provided schedule.

Class II-MR-3 Cap Agreement: On the Closing Date, the Trustee will enter into a "Class II-MR-3 Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts as described herein. The notional balance of the Class II-MR-3 Cap Agreement will be based upon the provided schedule.

Overcollateralization Amount: Overcollateralization refers to the amount by which the aggregate principal balance of the related Mortgage Loans exceeds the certificate principal balance of the related Offered Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Offered Certificates. If, due to losses, the related Overcollateralization Amount is reduced below the related Required Overcollateralization Amount, Net Monthly Excess Cashflow, if available, will be applied first to pay principal on the related Class A Certificates, other than the Class I-A-IO Certificates if applicable, then to pay principal on the related Mezzanine Certificates until the related Overcollateralization Amount equals the related Required Overcollateralization Amount.

Group I Required Overcollateralization Amount: The Group I Required Overcollateralization Amount for the Group I Certificates, which will be fully established at issuance, is anticipated to be approximately 0.35% of the Cut-off Date principal balance of the Group I Mortgage Loans.

Group II Required Overcollateralization Amount: The Group II Required Overcollateralization Amount for the Group II Certificates is anticipated to be approximately 0.50% of the Cut-off Date principal balance of the Group II Mortgage Loans. The Group II Required Overcollateralization Amount will not be established at issuance, but over time it is targeted to increase as set forth in the preceding sentence.

Deleted: With respect to any Distribution Date and the Group II Mortgage Loans, 0.50% of the aggregate principal balance of the Group II Mortgage Loans as of the Cut-Off Date.

Group II Overcollateralization Floor: 0.50% of the aggregate principal balance of the Group II Mortgage Loans as of the Cut-off Date.

Required Overcollateralization Percentage: For any Distribution Date with respect to each loan group, a percentage equal to (a) the related Required Overcollateralization Amount divided by (b) the aggregate principal balance of the related Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period).

Overcollateralization Increase Amount: An Overcollateralization Increase Amount for any Distribution Date and any loan group is the amount of the related Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount for such loan group exceeds the current Overcollateralization Amount for such loan group.

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date and any loan group is the amount by which the current Overcollateralization Amount for such loan group exceeds the Required Overcollateralization Amount for such loan group after taking into account all distributions of principal required to be made on the Distribution Date with respect to the related Offered Certificates.

Structural Overview (Cont.)

Group I Stepdown Date: Is the earlier of (i) the first Distribution Date on which the certificate principal balances of the Group I-A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in June 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Group I-A Certificates (the "Group I-A CE%") (calculated for this purpose only after taking into account the receipt of principal on the Group I Mortgage Loans, but prior to any distribution of principal to the holders of the related certificates) is greater than or equal to approximately 11.00%.

Group II Stepdown Date: Is the earlier of (i) the first Distribution Date on which the certificate principal balances of the Group II-AR Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in June 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Group II-AR Certificates (the "Group II-AR CE%") (calculated for this purpose only after taking into account the receipt of principal on the Group II Mortgage Loans, but prior to any distribution of principal to the holders of the related certificates) is greater than or equal to approximately 13.50%.

Deleted: 2

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class of Offered Certificates and any Distribution Date is the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the class or classes of Offered Certificates in the related loan group subordinate thereto and (ii) the related Overcollateralization Amount by (y) the aggregate principal balance of the related Mortgage Loans, as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period).

Class / Group	Loan Group I (Moody's / S&P)	Initial CE %	Class / Group	Loan Group II (Moody's / S&P)	Initial CE %
I-A	Aaa / AAA	5.50%	II-AR	Aaa / AAA	6.25%
I-M-1	Aa2 /AA	3.10%	II-MR-1	Aa2 / AA+	3.25%
I-M-2	A2 / A	1.35%	II-MR-2	A2 / A	1.00%
I-M-3	Baa1 / BBB	0.35%	II-MR-3	Baa1 / BBB	0.00%
	Initial OC	0.35%		Initial OC	0.00%
	Required OC	0.35%		Required OC	0.50%
	OC Floor	0.35%		OC Floor	0.50%
	OC Holiday	N/A		OC Holiday	6 months

Net Monthly Excess Cashflow: For any Distribution Date and any loan group is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) the Senior Interest Distribution Amount for such Distribution Date payable to the holders of the related Class A Certificates, (y) the Interest Distribution Amount for such Distribution Date payable to the holders of the related Mezzanine Certificates and (z) the amount of principal required to be distributed to the holders of the related Offered Certificates on such Distribution Date.

Structural Overview (Cont.)

Available Distribution Amount: For any Distribution Date and any loan group, net of the fees and reimbursements payable to the Master Servicer, the Servicers and the Credit Risk Manager, an amount equal to (i) the aggregate amount of scheduled monthly payments on the related Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the related Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the related Mortgage Loans occurring during the related Prepayment Period); (iii) all Monthly Servicer Advances with respect to the related Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicers and the Master Servicer in respect of Prepayment Interest Shortfalls for the related Due Period and (v) payments received on the Class I-A-1 Cap Agreement, the Class II-AR-1 Cap Agreement, the II-AR-2 Cap Agreement, the Class II-MR-1 Cap Agreement, the Class II-MR-2 Cap Agreement and the Class II-MR-3 Cap Agreement, if any, to pay the Net WAC Rate Carryover Amount on the Class I-A-1 Certificates, the Class II-AR-1 Certificates, the Class II-AR-2 Certificates, the Class II-MR-1 Certificates, the Class II-MR-2 Certificates and the Class II-MR-3 Certificates, respectively.

Class I-A-6 Lockout Distribution Amount: *For any Distribution Date, the Class I-A-6 Lockout Distribution Percentage for that Distribution Date* multiplied by the product of (A) a fraction, the numerator of which is the certificate principal balance of the Class I-A-6 Certificates and the denominator of which is the aggregate certificate principal balance of all of the Group I-A Certificates (other than the Class I-A-IO Certificates and in each case immediately prior to such Distribution Date) and (B) the Group I-A Principal Distribution Amount for such Distribution Date.

Class I-A-6 Lockout Distribution Percentage: The Class I-A-6 Lockout Distribution Percentage is assigned as follows:

Distribution Date Occurring in	Percentage
June 2004 to May 2007	0%
June 2007 to May 2009	45%
June 2009 to May 2010	80%
June 2010 to May 2011	100%
June 2011 and thereafter	300%

Group I Principal Distribution Amount: For any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment as required by the Pooling and Servicing Agreement) during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, condemnation proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, plus (iv) the related Overcollateralization Increase Amount for such Distribution Date; minus (v) the amount of any related Overcollateralization Reduction Amount for such Distribution Date and any amounts payable or reimbursable therefrom to the Servicers, the Trustee, the Custodian, the Master Servicer or the Securities Administrator prior to distributions being made on the Group I Certificates. In no event will the Group I Principal Distribution Amount with respect to any Distribution Date be (x) less than zero or (y) greater than the then outstanding aggregate certificate principal balance of the Group I Certificates.

Structural Overview (Cont.)

Group II-1 Principal Distribution Amount:	For any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II-1 Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II-1 Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment as required by the Pooling and Servicing Agreement) during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, condemnation proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II-1 Mortgage Loans, plus (iv) the Class II-AR-1 Allocation Percentage of the related Overcollateralization Increase Amount for such Distribution Date; minus (v) the Class II-AR-1 Allocation Percentage of any related Overcollateralization Reduction Amount for such Distribution Date and any amounts payable or reimbursable therefrom to the Servicers, the Trustee, the Custodian, the Master Servicer or the Securities Administrator prior to distributions being made on the related Offered Certificates. In no event will the Group II-1 Principal Distribution Amount with respect to any Distribution Date be (x) less than zero or (y) greater than the then outstanding aggregate certificate principal balance of the Group II Certificates.
Group II-2 Principal Distribution Amount:	For any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II-2 Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II-2 Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment as required by the Pooling and Servicing Agreement) during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, condemnation proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II-2 Mortgage Loans, plus (iv) the Class II-AR-2 Allocation Percentage of the related Overcollateralization Increase Amount for such Distribution Date; minus (v) the Class II-AR-2 Allocation Percentage of any related Overcollateralization Reduction Amount for such Distribution Date and any amounts payable or reimbursable therefrom to the Servicers, the Trustee, the Custodian, the Master Servicer or the Securities Administrator prior to distributions being made on the related Offered Certificates. In no event will the Group II-2 Principal Distribution Amount with respect to any Distribution Date be (x) less than zero or (y) greater than the then outstanding aggregate certificate principal balance of the Group II Certificates.

Structural Overview (Cont.)

Group I-A Principal Distribution Amount:

- With respect to any Distribution Date prior to the Group I Stepdown Date, or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect, the Group I Principal Distribution Amount for that Distribution Date.
- With respect to any Distribution Date on or after the Stepdown Date, if no Group I Trigger Event is in effect, an amount equal to the lesser of (i) the Group I Principal Distribution Amount and (ii) the excess (if any) of (x) the certificate principal balance of the Group I-A Certificates (other than the Class I-A-IO Certificates) immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate outstanding principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the product of (i) aggregate outstanding principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (ii) the sum of (A) approximately 10.30% and (B) the related Required Overcollateralization Percentage.
- The Group I-A Principal Distribution Amount will generally be distributed to the holders of the Group I-A Certificates, other than the Class I-A-IO Certificates, in the following order of priority:

1. To the Class I-A-6 Certificates, the Class I-A-6 Lockout Distribution Amount for that Distribution Date, until the certificate principal balance thereof has been reduced to zero;
2. Sequentially to the Class I-A-1, Class I-A-2, Class I-A-3, Class I-A-4, Class I-A-5 and Class I-A-6 Certificates until the certificate principal balance of each such class has been reduced to zero.

Class II-AR-1 Allocation Percentage

- For any Distribution Date will be the percentage equivalent of a fraction, the numerator of which is (x) the principal received or advanced with respect to the Group II-1 Mortgage Loans for such Distribution Date and the denominator of which is (y) the amount of principal received or advanced with respect to the Group II Mortgage Loans.

Class II-AR-2 Allocation Percentage

- For any Distribution Date will be the percentage equivalent of a fraction, the numerator of which is (x) the principal received or advanced with respect to the Group II-2 Mortgage Loans for such Distribution Date and the denominator of which is (y) the amount of principal received or advanced with respect to the Group II Mortgage Loans.

Class II-AR-1 Principal Distribution Amount:

- With respect to any Distribution Date prior to the Group II Stepdown Date, or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect, the Group II-1 Principal Distribution Amount for that Distribution Date.
- With respect to any Distribution Date on or after the Group II Stepdown Date, if no Group II Trigger Event is in effect, an amount equal to the lesser of (i) the Group II-1 Principal Distribution Amount and (ii) the product of the Class II-AR-1 Allocation Percentage and the excess (if any) of (x) the sum of the certificate principal balances of the Class II-AR-1 Certificates and the Class II-AR-2 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate outstanding principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the product of (i) aggregate outstanding principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (ii) the sum of (A) approximately 12.50% and (B) the related Required Overcollateralization Percentage.

Deleted: Group

Deleted: II Principal Remittance Amount attributable to

Deleted: the Group II Principal Remittance Amount for such Distribution Date.

Deleted: Group II Principal Remittance Amount attributable

Deleted: the Group II Principal Remittance Amount for such Distribution Date.

Structural Overview (Cont.)

Class II-AR-2 Principal Distribution Amount:

- With respect to any Distribution Date prior to the Group II Stepdown Date, or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect, the Group II-2 Principal Distribution Amount for that Distribution Date.
- With respect to any Distribution Date on or after the Group II Stepdown Date, if no Group II Trigger Event is in effect, the lesser of (i) the Group II-2 Principal Distribution Amount for that Distribution Date and (ii) an amount equal to the product of the Class II-AR-2 Allocation Percentage and the excess (if any) of (x) the sum of the certificate principal balances of the Class II-AR-1 Certificates and the Class II-AR-2 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate outstanding principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the product of (i) aggregate outstanding principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (ii) the sum of (A) approximately 12.50% and (B) the related Required Overcollateralization Percentage.

Class I-M-1 Principal Distribution Amount:

- With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Group I-A Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

  1. The remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Group I-A Principal Distribution Amount and,
  2. The excess (if any) of (x) the certificate principal balance of the Class I-M-1 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Group I-A Certificates (other than the Class I-A-IO Certificates and after taking into account the payment of the Group I-A Principal Distribution Amount for such Distribution Date) and (2) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 5.50% and (B) the related Required Overcollateralization Percentage.

Structural Overview (Cont.)

Class I-M-2 Principal Distribution Amount:

- With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Group I-A Principal Distribution Amount and the Class I-M-1 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

  1. The remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Group I-A Principal Distribution Amount and the Class I-M-1 Principal Distribution Amount and,
  2. The excess (if any) of (x) the certificate principal balance of the Class I-M-2 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Group I-A Certificates (other than the Class I-A-IO Certificates and after taking into account the payment of the Group I-A Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class I-M-1 Certificates (after taking into account the payment of the Class I-M-1 Principal Distribution Amount for such Distribution Date) and (3) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 2.00% and (B) the related Required Overcollateralization Percentage.

Class I-M-3 Principal Distribution Amount:

- With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Group I-A Principal Distribution Amount, the Class I-M-1 Principal Distribution Amount and the Class I-M-2 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

  1. The remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Group I-A Principal Distribution Amount, the Class I-M-1 Principal Distribution Amount and the Class I-M-2 Principal Distribution Amount and,
  2. The excess (if any) of (x) the certificate principal balance of the Class I-M-3 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Group I-A Certificates (other than the Class I-A-IO Certificates and after taking into account the payment of the Group I-A Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class I-M-1 Certificates (after taking into account the payment of the Class I-M-1 Principal Distribution Amount for such Distribution Date), (3) the certificate principal balance of the Class I-M-2 Certificates (after taking into account the payment of the Class I-M-2 Principal Distribution Amount for such Distribution Date) and (4) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the related Required Overcollateralization Percentage.

Structural Overview (Cont.)

Class II-MR-1 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the sum of the remaining Group II-1 Principal Distribution Amount and Group II-2 Principal Distribution Amount for that Distribution Date after distribution of the Class II-AR-1 Principal Distribution Amount and the Class II-AR-2 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

1. The sum of the remaining Group II-1 Principal Distribution Amount and the Group II-2 Principal Distribution Amount for that Distribution Date after distribution of the Class II-AR-1 Principal Distribution Amount and the Class II-AR-2 Principal Distribution Amount and,
2. The excess (if any) of (x) the certificate principal balance of the Class II-MR-1 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Class II-AR-1 Certificates (after taking into account the payment of the Class II-AR-1 Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class II-AR-2 Certificates (after taking into account the payment of the Class II-AR-2 Principal Distribution Amount for such Distribution Date) and (3)the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 6.50% and (B) the related Required Overcollateralization Percentage.

Class II-MR-2 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the sum of the remaining Group II-1 Principal Distribution Amount and Group II-2 Principal Distribution Amount for that Distribution Date after distribution of the Class II-AR-1 Principal Distribution Amount, the Class II-AR-2 Principal Distribution Amount and the Class II-MR-1 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

1. The sum of the remaining Group II-1 Principal Distribution Amount and Group II-2 Principal Distribution Amount for that Distribution Date after distribution of the Class II-AR-1 Principal Distribution Amount, the Class II-AR-2 Principal Distribution Amount and the Class II-MR-1 Principal Distribution Amount and,
2. The excess (if any) of (x) the certificate principal balance of the Class II-MR-2 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Class II-AR-1 Certificates (after taking into account the payment of the Class II-AR-1 Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class II-AR-2 Certificates (after taking into account the payment of the Class II-AR-2 Principal Distribution Amount for such Distribution Date), (3) the certificate principal balance of the Class II-MR-1 Certificates (after taking into account the payment of the Class II-MR-1 Principal Distribution Amount for such Distribution Date) and (4) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 2.00% and (B) the related Required Overcollateralization Percentage.

Structural Overview (Cont.)

Class II-MR-3 Principal Distribution Amount:

- With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the sum of the remaining Group II-1 Principal Distribution Amount and the Group II-2 Principal Distribution Amount for that Distribution Date after distribution of the Class II-AR-1 Principal Distribution Amount, the Class II-AR-2 Principal Distribution Amount, the Class II-MR-1 Principal Distribution Amount and the Class II-MR-2 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

    1. The sum of the remaining Group II-1 Principal Distribution Amount and the Group II-2 Principal Distribution Amount for that Distribution Date after distribution of the Class II-AR-1 Principal Distribution Amount, the Class II-AR-2 Principal Distribution Amount, the Class II-MR-1 Principal Distribution Amount and the Class II-MR-2 Principal Distribution Amount and,
    2. The excess (if any) of (x) the certificate principal balance of the Class II-MR-3 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Class II-AR-1 Certificates (after taking into account the payment of the Class II-AR-1 Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class II-AR-2 Certificates (after taking into account the payment of the Class II-AR-2 Principal Distribution Amount for such Distribution Date), (3) the certificate principal balance of the Class II-MR-1 Certificates (after taking into account the payment of the Class II-MR-1 Principal Distribution Amount for such Distribution Date), (4) the certificate principal balance of the Class II-MR-2 Certificates (after taking into account the payment of the Class II-MR-2 Principal Distribution Amount for such Distribution Date) and (5) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the related Required Overcollateralization Percentage.

Realized Losses:

- Any loss on a Mortgage Loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the related mortgage note.

Group I Trigger Event:

- A Trigger Event is in effect with respect to the Group I Mortgage Loans on any Distribution Date if either the Group I Delinquency Test or the Group I Cumulative Loss Test is violated.

Group I Delinquency Test:

- The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Group I Mortgage Loans delinquent 60 days or more, (2) Group I Mortgage Loans in foreclosure, (3) the Group I Mortgage Loans that have been converted to REO Properties and (4) Group I Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Group I Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 50% of the Group I-A CE% of the Group I-A Certificates on such Distribution Date.

Group I Cumulative Loss Test:

- The determination on any Distribution Date that the aggregate amount of Realized Losses incurred on the Group I Mortgage Loans since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Group I Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Group I Percentage
June 2007 to May 2008	0.75%
June 2008 and thereafter	1.00%

Structural Overview (Cont.)

Group II Trigger Event:
- A Trigger Event is in effect with respect to the Group II Mortgage Loans on any Distribution Date if either the Group II Delinquency Test or the Group II Cumulative Loss Test is violated.

Group II Delinquency Test:
- The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Group II Mortgage Loans delinquent 60 days or more, (2) Group II Mortgage Loans in foreclosure, (3) the Group II Mortgage Loans that have been converted to REO Properties and (4) Group II Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Group II Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 45% of the Group II-AR CE% of the Group II-AR Certificates on such Distribution Date.

Group II Cumulative Loss Test:
- The determination on any Distribution Date that the aggregate amount of Realized Losses incurred on the Group II Mortgage Loans since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Group II Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Group II Percentage
June 2007 to May 2008	1.00%
June 2008 to May 2009	1.50%
June 2009 to May 2010	1.75%
June 2010 and thereafter	2.00%

Group I Payment Priority:
- On each Distribution Date, the Available Distribution Amount with respect to the Group I Mortgage Loans will be distributed as follows:

1. From the interest portion of the related Available Distribution Amount, to pay interest on the Group I-A Certificates, pro rata, including any Interest Carry Forward Amount, and then to pay interest to the Group I Mezzanine Certificates sequentially, excluding any Interest Carry Forward Amount.
2. From the principal portion of the related Available Distribution Amount, to pay principal on the Group I-A Certificates, other than the Class I-A-IO Certificates, in accordance with the principal payment provisions described in "Group I-A Principal Distribution Amount".
3. From the principal portion of the related Available Distribution Amount, to pay principal to the Class I-M-1, Class I-M-2 and Class I-M-3, on a sequential basis, in that order, the portion of the remaining Group I Principal Distribution Amount payable to each such class as described herein.
4. From excess interest from the Group I Mortgage Loans, if any, to the Group I Certificates then entitled to receive distributions in respect of principal in order to reduce the certificate principal balance of the Group I Certificates to the extent necessary to maintain the related Required Overcollateralization Amount.
5. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Class I-M-1, Class I-M-2 and Class I-M-3 Certificates, sequentially, in that order.
6. From excess interest, if any, to pay the applicable Net WAC Rate Carryover Amount first on the Group I-A Certificates, other than the Class I-A-IO Certificates, and second on the Class I-M-1, Class I-M-2 and Class I-M-3 Certificates, sequentially, in that order.
7. To pay any remaining amount to the non-offered certificates in accordance with the Pooling and Servicing Agreement.

Structural Overview (Cont.)

Group II Payment Priority:

- On each Distribution Date, the Available Distribution Amount with respect to the Group II Mortgage Loans will be distributed as follows:

1. From the interest portion of the related Available Distribution Amount with respect to the Group II-1 Mortgage Loans, to pay interest on the Class II-AR-1 Certificates, including any Interest Carry Forward Amount.
2. From the interest portion of the related Available Distribution Amount with respect to the Group II-2 Mortgage Loans, to pay interest on the Class II-AR-2 Certificates, including any Interest Carry Forward Amount.
3. From the interest portion of the related Available Distribution Amount to pay interest to the Class II-MR-1, Class II-MR-2 and Class II-MR-3 Certificates sequentially, in that order, excluding any Interest Carry Forward Amount.
4. From the principal portion of the related Available Distribution Amount with respect to the Group II-1 Mortgage Loans, to pay principal to the Class II-AR-1 Certificates in accordance with the principal payment provisions described in "Class II-AR-1 Principal Distribution Amount".
5. From the principal portion of the related Available Distribution Amount with respect to the Group II-2 Mortgage Loans, to pay principal to the Class II-AR-2 Certificates in accordance with the principal payment provisions described in "Class II-AR-2 Principal Distribution Amount".
6. From the principal portion of the related Available Distribution Amount with respect to the Group II Mortgage Loans, to pay principal to the Class II-MR-1, Class II-MR-2 and Class II-MR-3 Certificates, on a sequential basis, in that order, the portion of the remaining Group II-1 Principal Distribution Amount and Group II-2 Principal Distribution Amount payable to each such class as described herein.
7. Prior to the December 2004 Distribution Date, from excess interest from the Group II Mortgage Loans, if any, to the non-offered subordinate certificates. On and after the December 2004 Distribution Date excess from interest from the Group II Mortgage Loans, if any, to the Group II Certificates then entitled to receive distributions in respect of principal in order to reduce the certificate principal balance of the Group II Certificates to the extent necessary to maintain the related Required Overcollateralization Amount.
8. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Class II-MR-1, Class II-MR-2 and Class II-MR-3 Certificates, sequentially, in that order.
9. From excess interest, if any, to pay the applicable Net WAC Rate Carryover Amount first on the Group II-AR Certificates and second on the Class II-MR-1, Class II-MR-2 and Class II-MR-3 Certificates, sequentially, in that order.
10. To pay any remaining amount to the non-offered certificates in accordance with the Pooling and Servicing Agreement.

Structural Overview (Cont.)

Allocation of Losses:

- On each Distribution Date, Realized Losses with respect to the Mortgage Loans in each related loan group will:

  1. first, reduce the related Net Monthly Excess Cashflow;
  2. second, reduce the related Overcollateralization Amount, until reduced to zero;
  3. third, reduce the certificate principal balance of the Class I-M-3 Certificates and the Class II-MR-3 Certificates, as applicable, until the certificate principal balance thereof has been reduced to zero;
  4. fourth, reduce the certificate principal balance of the Class I-M-2 Certificates and the Class II-MR-2 Certificates, as applicable, until the certificate principal balance thereof has been reduced to zero; and
  5. fifth, reduce the certificate principal balance of the Class I-M-1 Certificates and the Class II-MR-1 Certificates, as applicable, until the certificate principal balance thereof has been reduced to zero.

- There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such certificates, under certain loss scenarios there may not be enough principal and interest on the related Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

- Once Realized Losses have been allocated to the Mezzanine Certificates, such amounts with respect to such certificates will no longer accrue interest, such allocated amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if the related Net Monthly Excess Cashflow and/or the related Overcollateralization Amount are greater than zero on any subsequent Distribution Date); provided, however that if the related Servicer collects any subsequent recoveries with respect to any liquidated Mortgage Loan for which Realized Losses were allocated to a class or classes of Mezzanine Certificates, the certificate principal balance of such class or classes of Mezzanine Certificates will be increased by the amount of such subsequent recovery.

Group I Sensitivity Table: To 10% Call

		80% PPC	100% PPC	120% PPC	150% PPC	200% PPC
I-A-1 (@par)	Yield (%)	1.283	1.283	1.283	1.283	1.283
	Avg Life	1.28	1.06	0.90	0.74	0.58
	Modified Duration	1.28	1.06	0.90	0.74	0.58
	First Payment Date	Jun-04	Jun-04	Jun-04	Jun-04	Jun-04
	Last Payment Date	Dec-06	Jun-06	Feb-06	Oct-05	Jun-05
I-A-2 (@par)	Yield (%)	3.709	3.688	3.667	3.636	3.582
	Avg Life	2.97	2.39	2.00	1.60	1.20
	Modified Duration	2.76	2.25	1.89	1.53	1.15
	First Payment Date	Dec-06	Jun-06	Feb-06	Oct-05	Jun-05
	Last Payment Date	Oct-07	Feb-07	Aug-06	Mar-06	Sep-05
I-A-3 (@par)	Yield (%)	4.490	4.472	4.453	4.424	4.377
	Avg Life	4.67	3.67	3.00	2.33	1.72
	Modified Duration	4.11	3.30	2.75	2.17	1.62
	First Payment Date	Oct-07	Feb-07	Aug-06	Mar-06	Sep-05
	Last Payment Date	Sep-10	Apr-09	May-08	Apr-07	Jul-06
I-A-4 (@par)	Yield (%)	5.631	5.615	5.598	5.573	5.521
	Avg Life	8.85	6.49	5.00	3.75	2.50
	Modified Duration	6.76	5.27	4.24	3.29	2.27
	First Payment Date	Sep-10	Apr-09	May-08	Apr-07	Jul-06
	Last Payment Date	Feb-16	Aug-13	Nov-10	Jan-09	Apr-07
I-A-5 (@par)	Yield (%)	6.028	6.020	6.010	5.992	5.955
	Avg Life	12.15	9.80	7.92	5.84	3.81
	Modified Duration	8.41	7.22	6.14	4.79	3.31
	First Payment Date	Feb-16	Aug-13	Nov-10	Jan-09	Apr-07
	Last Payment Date	Jul-16	Mar-14	Jul-12	Oct-10	Dec-08
I-A-6 (@par)	Yield (%)	5.399	5.395	5.392	5.384	5.367
	Avg Life	7.23	6.76	6.35	5.59	4.40
	Modified Duration	5.77	5.47	5.21	4.69	3.82
	First Payment Date	Jun-07	Jun-07	Jun-07	Jul-07	Sep-07
	Last Payment Date	Jul-16	Mar-14	Jul-12	Oct-10	Dec-08
I-M-1 (@par)	Yield (%)	5.828	5.816	5.804	5.788	5.769
	Avg Life	8.06	6.49	5.42	4.43	3.64
	Modified Duration	6.13	5.17	4.46	3.77	3.19
	First Payment Date	Apr-08	Jul-07	Jun-07	Jun-07	Jul-07
	Last Payment Date	Jul-16	Mar-14	Jul-12	Oct-10	Dec-08
I-M-2 (@par)	Yield (%)	6.010	5.998	5.985	5.969	5.948
	Avg Life	8.06	6.49	5.42	4.41	3.57
	Modified Duration	6.08	5.13	4.43	3.73	3.12
	First Payment Date	Apr-08	Jul-07	Jun-07	Jun-07	Jun-07
	Last Payment Date	Jul-16	Mar-14	Jul-12	Oct-10	Dec-08
I-M-3 (@par)	Yield (%)	6.010	5.998	5.985	5.969	5.947
	Avg Life	8.06	6.49	5.42	4.41	3.54
	Modified Duration	6.08	5.13	4.43	3.73	3.10
	First Payment Date	Apr-08	Jul-07	Jun-07	Jun-07	Jun-07
	Last Payment Date	Jul-16	Mar-14	Jul-12	Oct-10	Dec-08

Group 1 Sensitivity Table: To Maturity

		80% PPC	100% PPC	120% PPC	150% PPC	200% PPC
1-A-1 (@par)	Yield (%)	1.283	1.283	1.283	1.283	1.283
	Avg Life	1.28	1.06	0.90	0.74	0.58
	Modified Duration	1.28	1.06	0.90	0.74	0.58
	First Payment Date	Jun-04	Jun-04	Jun-04	Jun-04	Jun-04
	Last Payment Date	Dec-06	Jun-06	Feb-06	Oct-05	Jun-05
1-A-2 (@par)	Yield (%)	3.709	3.688	3.667	3.636	3.582
	Avg Life	2.97	2.39	2.00	1.60	1.20
	Modified Duration	2.76	2.25	1.89	1.53	1.15
	First Payment Date	Dec-06	Jun-06	Feb-06	Oct-05	Jun-05
	Last Payment Date	Oct-07	Feb-07	Aug-06	Mar-06	Sep-05
1-A-3 (@par)	Yield (%)	4.490	4.472	4.453	4.424	4.377
	Avg Life	4.67	3.67	3.00	2.33	1.72
	Modified Duration	4.11	3.30	2.75	2.17	1.62
	First Payment Date	Oct-07	Feb-07	Aug-06	Mar-06	Sep-05
	Last Payment Date	Sep-10	Apr-09	May-08	Apr-07	Jul-06
1-A-4 (@par)	Yield (%)	5.631	5.615	5.598	5.573	5.521
	Avg Life	8.85	6.49	5.00	3.75	2.50
	Modified Duration	6.76	5.27	4.24	3.29	2.27
	First Payment Date	Sep-10	Apr-09	May-08	Apr-07	Jul-06
	Last Payment Date	Feb-16	Aug-13	Nov-10	Jan-09	Apr-07
1-A-5 (@par)	Yield (%)	6.109	6.114	6.113	6.085	5.961
	Avg Life	15.81	12.92	10.49	7.38	3.86
	Modified Duration	9.85	8.66	7.47	5.68	3.34
	First Payment Date	Feb-16	Aug-13	Nov-10	Jan-09	Apr-07
	Last Payment Date	Jul-29	Feb-26	Dec-22	Mar-19	Sep-09
1-A-6 (@par)	Yield (%)	5.400	5.400	5.403	5.431	5.492
	Avg Life	7.27	6.84	6.52	6.20	5.82
	Modified Duration	5.78	5.51	5.31	5.09	4.82
	First Payment Date	Jun-07	Jun-07	Jun-07	Jul-07	Sep-07
	Last Payment Date	Mar-29	Oct-25	Sep-22	Dec-18	Feb-15
1-M-1 (@par)	Yield (%)	5.858	5.853	5.846	5.834	5.816
	Avg Life	8.91	7.23	6.06	4.94	4.01
	Modified Duration	6.48	5.52	4.80	4.08	3.44
	First Payment Date	Apr-08	Jul-07	Jun-07	Jun-07	Jul-07
	Last Payment Date	Sep-29	Apr-26	Jan-23	May-19	Mar-15
1-M-2 (@par)	Yield (%)	6.039	6.034	6.027	6.014	5.995
	Avg Life	8.91	7.24	6.06	4.92	3.94
	Modified Duration	6.42	5.48	4.77	4.04	3.38
	First Payment Date	Apr-08	Jul-07	Jun-07	Jun-07	Jun-07
	Last Payment Date	Oct-29	May-26	Mar-23	Jun-19	Apr-15
1-M-3 (@par)	Yield (%)	6.039	6.034	6.027	6.015	5.995
	Avg Life	8.91	7.24	6.06	4.92	3.92
	Modified Duration	6.42	5.48	4.77	4.04	3.35
	First Payment Date	Apr-08	Jul-07	Jun-07	Jun-07	Jun-07
	Last Payment Date	Oct-29	Jun-26	Apr-23	Jun-19	Apr-15

Group II Sensitivity Table
To 10% Call

		10% CPR	17.5% CPR	25% CPR	32.5% CPR	40% CPR
II-AR-1 (@par)	Avg Life	6.93	4.22	2.92	2.15	1.65
	Modified Duration	6.48	4.06	2.85	2.12	1.63
	First Payment Date	Jun-04	Jun-04	Jun-04	Jun-04	Jun-04
	Last Payment Date	Aug-21	May-15	Feb-12	Feb-10	Nov-08
II-AR-2 (@par)	Avg Life	6.94	4.22	2.92	2.15	1.65
	Modified Duration	6.45	4.04	2.84	2.11	1.63
	First Payment Date	Jun-04	Jun-04	Jun-04	Jun-04	Jun-04
	Last Payment Date	Aug-21	May-15	Feb-12	Feb-10	Nov-08
II-MR-1 (@par)	Avg Life	11.81	7.31	5.15	4.11	3.65
	Modified Duration	10.65	6.87	4.94	3.99	3.56
	First Payment Date	Jun-10	Dec-07	Jun-07	Jul-07	Aug-07
	Last Payment Date	Aug-21	May-15	Feb-12	Feb-10	Nov-08
II-MR-2 (@par)	Avg Life	11.81	7.31	5.15	4.07	3.54
	Modified Duration	10.20	6.67	4.83	3.88	3.41
	First Payment Date	Jun-10	Dec-07	Jun-07	Jun-07	Jun-07
	Last Payment Date	Aug-21	May-15	Feb-12	Feb-10	Nov-08
II-MR-3 (@par)	Avg Life	11.81	7.31	5.15	4.06	3.50
	Modified Duration	9.71	6.45	4.71	3.80	3.31
	First Payment Date	Jun-10	Dec-07	Jun-07	Jun-07	Jun-07
	Last Payment Date	Aug-21	May-15	Feb-12	Feb-10	Nov-08

Group II Sensitivity Table
To Maturity

		10% CPR	17.5% CPR	25% CPR	32.5% CPR	40% CPR
II-AR-1 (@par)	Avg Life	7.29	4.52	3.14	2.33	1.78
	Modified Duration	6.77	4.31	3.04	2.28	1.76
	First Payment Date	Jun-04	Jun-04	Jun-04	Jun-04	Jun-04
	Last Payment Date	Jun-32	Jul-26	Oct-20	Nov-16	Mar-14
II-AR-2 (@par)	Avg Life	7.30	4.53	3.15	2.33	1.79
	Modified Duration	6.73	4.30	3.04	2.27	1.76
	First Payment Date	Jun-04	Jun-04	Jun-04	Jun-04	Jun-04
	Last Payment Date	Jun-32	Aug-26	Nov-20	Nov-16	Mar-14
II-MR-1 (@par)	Avg Life	12.71	8.09	5.73	4.57	4.00
	Modified Duration	11.30	7.49	5.43	4.39	3.88
	First Payment Date	Jun-10	Dec-07	Jun-07	Jul-07	Aug-07
	Last Payment Date	Jul-32	Oct-26	Jan-21	Jan-17	May-14
II-MR-2 (@par)	Avg Life	12.71	8.10	5.73	4.53	3.90
	Modified Duration	10.78	7.25	5.30	4.27	3.72
	First Payment Date	Jun-10	Dec-07	Jun-07	Jun-07	Jun-07
	Last Payment Date	Aug-32	Dec-26	Feb-21	Mar-17	Jun-14
II-MR-3 (@par)	Avg Life	12.71	8.10	5.73	4.52	3.86
	Modified Duration	10.22	6.98	5.15	4.16	3.61
	First Payment Date	Jun-10	Dec-07	Jun-07	Jun-07	Jun-07
	Last Payment Date	Aug-32	Jan-27	Mar-21	Mar-17	Jun-14

Class I-A-IO Yield Table (To 10% Call)

Given : Price (%)		68% CPR	69% CPR	70% CPR	71% CPR	72% CPR
5.118225	Yield	3.500	3.500	2.094	2.094	-0.164

Group I Net WAC Schedule (To 10% Call)

Period	Net WAC Cap (%)	Period	Net WAC Cap (%)
1	6.15	50	6.72
2	6.15	51	6.72
3	6.14	52	6.72
4	6.13	53	6.72
5	6.12	54	6.72
6	6.11	55	6.72
7	6.22	56	6.72
8	6.21	57	6.72
9	6.20	58	6.72
10	6.19	59	6.72
11	6.23	60	6.72
12	6.22	61	6.72
13	6.32	62	6.72
14	6.38	63	6.73
15	6.37	64	6.73
16	6.43	65	6.73
17	6.43	66	6.73
18	6.42	67	6.73
19	6.41	68	6.73
20	6.46	69	6.73
21	6.45	70	6.73
22	6.50	71	6.73
23	6.49	72	6.73
24	6.57	73	6.73
25	6.72	74	6.73
26	6.72	75	6.73
27	6.72	76	6.73
28	6.72	77	6.73
29	6.72	78	6.73
30	6.72	79	6.73
31	6.72	80	6.73
32	6.72	81	6.73
33	6.72	82	6.73
34	6.72	83	6.73
35	6.72	84	6.73
36	6.72	85	6.73
37	6.72	86	6.73
38	6.72	87	6.73
39	6.72	88	6.73
40	6.72	89	6.73
41	6.72	90	6.73
42	6.72	91	6.73
43	6.72	92	6.73
44	6.72	93	6.73
45	6.72	94	6.73
46	6.72	95	6.73
47	6.72	96	6.73
48	6.72	97	6.73
49	6.72	98	6.73

*1 month LIBOR = 1.10 %

Group II Net WAC Schedule (To 10% Call)*

Period	Net WAC Cap (%)	Period	Net WAC Cap (%)
1	5.45	48	4.36
2	5.27	49	4.22
3	5.10	50	4.37
4	5.10	51	4.23
5	5.27	52	4.23
6	5.10	53	4.36
7	5.27	54	4.22
8	5.10	55	4.37
9	5.10	56	4.23
10	5.64	57	4.23
11	5.10	58	4.66
12	5.27	59	3.87
13	5.10	60	3.65
14	5.27	61	3.54
15	5.10	62	3.65
16	5.10	63	3.54
17	5.27	64	3.54
18	5.10	65	3.65
19	5.27	66	3.54
20	5.10	67	3.65
21	5.10	68	3.54
22	5.63	69	3.54
23	5.01	70	3.91
24	5.16	71	3.54
25	5.00	72	3.65
26	5.16	73	3.54
27	5.00	74	3.65
28	5.00	75	3.54
29	5.16	76	3.54
30	5.00	77	3.65
31	5.16	78	3.54
32	5.00	79	3.65
33	5.00	80	3.54
34	5.53	81	3.54
35	4.92	82	3.92
36	4.36	83	3.54
37	4.22	84	3.64
38	4.36	85	3.52
39	4.22	86	3.64
40	4.22	87	3.52
41	4.36	88	3.52
42	4.22	89	3.64
43	4.36	90	3.52
44	4.22	91	3.64
45	4.22	92	3.52
46	4.51	93	3.52
47	4.22		

*1 month LIBOR = 1.10 %

Class II-AR-1 Net WAC Schedule (To 10% Call)*

Period	Net WAC Cap (%)	Period	Net WAC Cap (%)
1	5.47	48	4.41
2	5.29	49	4.27
3	5.12	50	4.41
4	5.12	51	4.27
5	5.29	52	4.27
6	5.12	53	4.41
7	5.29	54	4.27
8	5.12	55	4.41
9	5.12	56	4.27
10	5.66	57	4.27
11	5.12	58	4.72
12	5.29	59	4.08
13	5.12	60	3.65
14	5.29	61	3.53
15	5.12	62	3.65
16	5.12	63	3.53
17	5.29	64	3.53
18	5.12	65	3.65
19	5.29	66	3.53
20	5.12	67	3.65
21	5.12	68	3.53
22	5.65	69	3.53
23	5.05	70	3.91
24	5.19	71	3.53
25	5.02	72	3.65
26	5.19	73	3.53
27	5.03	74	3.65
28	5.03	75	3.53
29	5.19	76	3.53
30	5.03	77	3.65
31	5.19	78	3.53
32	5.03	79	3.65
33	5.03	80	3.53
34	5.55	81	3.53
35	4.97	82	3.91
36	4.40	83	3.53
37	4.26	84	3.64
38	4.40	85	3.52
39	4.26	86	3.64
40	4.26	87	3.52
41	4.40	88	3.52
42	4.26	89	3.64
43	4.40	90	3.52
44	4.26	91	3.64
45	4.26	92	3.52
46	4.56	93	3.52
47	4.26		

*1 month LIBOR = 1.10%
* 6 month LIBOR = 1.38%

Class II-AR-2 Net WAC Schedule (To 10% Call)*

Period	Net WAC Cap (%)	Period	Net WAC Cap (%)
1	5.42	48	4.32
2	5.24	49	4.18
3	5.07	50	4.32
4	5.07	51	4.18
5	5.24	52	4.18
6	5.07	53	4.31
7	5.24	54	4.17
8	5.07	55	4.31
9	5.07	56	4.18
10	5.62	57	4.18
11	5.07	58	4.58
12	5.24	59	3.63
13	5.07	60	3.66
14	5.24	61	3.54
15	5.07	62	3.66
16	5.07	63	3.54
17	5.24	64	3.54
18	5.07	65	3.66
19	5.24	66	3.54
20	5.07	67	3.66
21	5.07	68	3.54
22	5.61	69	3.54
23	4.97	70	3.92
24	5.13	71	3.54
25	4.97	72	3.66
26	5.13	73	3.54
27	4.97	74	3.66
28	4.97	75	3.54
29	5.13	76	3.54
30	4.97	77	3.66
31	5.13	78	3.54
32	4.97	79	3.66
33	4.97	80	3.54
34	5.50	81	3.54
35	4.85	82	3.92
36	4.31	83	3.54
37	4.17	84	3.64
38	4.31	85	3.52
39	4.17	86	3.64
40	4.17	87	3.52
41	4.31	88	3.52
42	4.17	89	3.64
43	4.31	90	3.52
44	4.18	91	3.64
45	4.18	92	3.52
46	4.46	93	3.52
47	4.18		

*1 month LIBOR = 1.10%
* 6 month LIBOR = 1.38%

Class II-AR-1 Effective WAC Schedule*

Period	Net WAC Cap (%)	Period	Net WAC Cap (%)
1	20.27	49	14.64
2	20.27	50	14.84
3	20.27	51	14.64
4	20.27	52	14.63
5	20.27	53	14.84
6	20.27	54	14.63
7	20.27	55	14.83
8	20.27	56	14.62
9	20.27	57	14.62
10	20.27	58	15.28
11	20.27	59	14.65
12	20.27	60	14.91
13	20.27	61	14.69
14	20.27	62	10.77
15	20.27	63	10.43
16	20.27	64	10.43
17	20.27	65	10.77
18	20.27	66	10.43
19	20.27	67	10.77
20	20.27	68	10.43
21	20.27	69	10.43
22	20.27	70	11.54
23	20.27	71	10.43
24	20.27	72	10.77
25	20.27	73	10.43
26	19.59	74	10.77
27	19.57	75	10.43
28	19.56	76	10.43
29	19.58	77	10.77
30	19.56	78	10.43
31	19.58	79	10.77
32	19.55	80	10.43
33	19.54	81	10.43
34	19.62	82	11.54
35	19.54	83	10.43
36	19.58	84	10.80
37	19.56	85	10.45
38	14.38	86	10.80
39	14.19	87	10.45
40	14.19	88	10.45
41	14.38	89	10.80
42	14.63	90	10.45
43	14.83	91	10.80
44	14.63	92	10.45
45	14.63	93	10.45
46	15.05	94	11.17
47	14.65	95	10.45
48	14.85		

*25% CPR
*1 month LIBOR = 20% Index
* 6 month LIBOR = 20% Index

Class II-AR-2 Effective WAC Schedule*

Period	Net WAC Cap (%)	Period	Net WAC Cap (%)
1	20.39	49	14.42
2	20.39	50	14.63
3	20.39	51	14.41
4	20.39	52	14.41
5	20.39	53	14.62
6	20.39	54	14.40
7	20.39	55	14.61
8	20.39	56	14.39
9	20.39	57	14.39
10	20.39	58	15.08
11	20.39	59	14.44
12	20.39	60	14.67
13	20.39	61	14.45
14	20.39	62	10.64
15	20.39	63	10.30
16	20.39	64	10.30
17	20.39	65	10.64
18	20.39	66	10.30
19	20.39	67	10.64
20	20.39	68	10.30
21	20.39	69	10.30
22	20.39	70	11.40
23	20.39	71	10.30
24	20.39	72	10.64
25	20.39	73	10.30
26	19.54	74	10.64
27	19.51	75	10.30
28	19.50	76	10.30
29	19.53	77	10.64
30	19.49	78	10.30
31	19.52	79	10.64
32	19.48	80	10.30
33	19.48	81	10.30
34	19.56	82	11.40
35	19.48	83	10.30
36	19.53	84	10.68
37	19.49	85	10.34
38	14.19	86	10.68
39	13.98	87	10.34
40	13.98	88	10.34
41	14.22	89	10.68
42	14.44	90	10.34
43	14.65	91	10.68
44	14.43	92	10.34
45	14.43	93	10.34
46	14.87	94	11.05
47	14.43	95	10.34
48	14.64		

*25% CPR
*1 month LIBOR = 20% Index
* 6 month LIBOR = 20% Index

Class II-MR-1 Effective WAC Schedule*

Period	Net WAC Cap (%)	Period	Net WAC Cap (%)
1	20.60	49	14.82
2	20.60	50	15.02
3	20.60	51	14.82
4	20.60	52	14.82
5	20.60	53	15.03
6	20.60	54	14.82
7	20.60	55	15.03
8	20.60	56	14.82
9	20.60	57	14.82
10	20.60	58	15.49
11	20.60	59	14.84
12	20.60	60	15.06
13	20.60	61	14.84
14	20.60	62	10.71
15	20.60	63	10.37
16	20.60	64	10.37
17	20.60	65	10.71
18	20.60	66	10.37
19	20.60	67	10.71
20	20.60	68	10.37
21	20.60	69	10.37
22	20.60	70	11.48
23	20.60	71	10.37
24	20.60	72	10.71
25	20.60	73	10.37
26	21.01	74	10.71
27	20.99	75	10.37
28	20.99	76	10.37
29	21.01	77	10.71
30	20.99	78	10.37
31	21.01	79	10.71
32	20.99	80	10.37
33	20.99	81	10.37
34	21.03	82	11.48
35	20.97	83	10.37
36	20.82	84	10.74
37	20.81	85	10.40
38	14.53	86	10.74
39	14.34	87	10.40
40	14.34	88	10.40
41	14.55	89	10.74
42	14.79	90	10.40
43	15.00	91	10.74
44	14.80	92	10.40
45	14.80	93	10.40
46	15.23	94	11.11
47	14.81	95	10.40
48	15.02		

*25% CPR
*1 month LIBOR = 20% Index
* 6 month LIBOR = 20% Index

Class II-MR-2 Effective WAC Schedule*

Period	Net WAC Cap (%)	Period	Net WAC Cap (%)
1	21.25	49	14.54
2	21.25	50	14.80
3	21.25	51	14.64
4	21.25	52	14.69
5	21.25	53	14.96
6	21.25	54	14.81
7	21.25	55	15.08
8	21.25	56	14.93
9	21.25	57	15.00
10	21.25	58	15.74
11	21.25	59	15.11
12	21.25	60	15.33
13	21.25	61	15.11
14	21.25	62	10.71
15	21.25	63	10.37
16	21.25	64	10.37
17	21.25	65	10.71
18	21.25	66	10.37
19	21.25	67	10.71
20	21.25	68	10.37
21	21.25	69	10.37
22	21.25	70	11.48
23	21.25	71	10.37
24	21.25	72	10.71
25	21.25	73	10.37
26	21.66	74	10.71
27	21.64	75	10.37
28	21.64	76	10.37
29	21.66	77	10.71
30	21.64	78	10.37
31	21.66	79	10.71
32	21.64	80	10.37
33	21.64	81	10.37
34	21.68	82	11.48
35	21.62	83	10.37
36	21.47	84	10.74
37	21.46	85	10.40
38	13.82	86	10.74
39	13.66	87	10.40
40	13.69	88	10.40
41	13.95	89	10.74
42	14.22	90	10.40
43	14.47	91	10.74
44	14.29	92	10.40
45	14.33	93	10.40
46	14.82	94	11.11
47	14.44	95	10.40
48	14.70		

*25% CPR
*1 month LIBOR = 20% Index
* 6 month LIBOR = 20% Index

Class II-MR-3 Effective WAC Schedule*

Period	Net WAC Cap (%)	Period	Net WAC Cap (%)
1	22.00	49	21.21
2	22.00	50	21.25
3	22.00	51	21.00
4	22.00	52	20.90
5	22.00	53	20.94
6	22.00	54	20.70
7	22.00	55	20.76
8	22.00	56	20.52
9	22.00	57	20.43
10	22.00	58	20.80
11	22.00	59	19.66
12	22.00	60	19.16
13	22.00	61	19.09
14	22.00	62	10.71
15	22.00	63	10.37
16	22.00	64	10.37
17	22.00	65	10.71
18	22.00	66	10.37
19	22.00	67	10.71
20	22.00	68	10.37
21	22.00	69	10.37
22	22.00	70	11.48
23	22.00	71	10.37
24	22.00	72	10.71
25	22.00	73	10.37
26	22.41	74	10.71
27	22.39	75	10.37
28	22.39	76	10.37
29	22.41	77	10.71
30	22.39	78	10.37
31	22.41	79	10.71
32	22.39	80	10.37
33	22.39	81	10.37
34	22.43	82	11.48
35	22.37	83	10.37
36	22.22	84	10.74
37	22.21	85	10.40
38	22.19	86	10.74
39	21.94	87	10.40
40	21.80	88	10.40
41	21.81	89	10.74
42	22.00	90	10.40
43	22.01	91	10.74
44	21.75	92	10.40
45	21.63	93	10.40
46	21.82	94	11.11
47	21.42	95	10.40
48	21.46		

*25% CPR
*1 month LIBOR = 20% Index
* 6 month LIBOR = 20% Index

Class I-A-1 Cap Schedule

Period	Date	Class I-A-1 Notional Amount	Class I-A-1 Cap Strike
1	6/25/2004	89,161,000	6.19
2	7/25/2004	86,043,900	5.97
3	8/25/2004	82,604,400	5.76
4	9/25/2004	78,850,700	5.75
5	10/25/2004	74,792,400	5.94
6	11/25/2004	70,440,300	5.73
7	12/25/2004	65,806,800	6.04
8	1/25/2005	60,905,300	5.83
9	2/25/2005	55,755,900	5.82
10	3/25/2005	50,673,300	6.45
11	4/25/2005	45,708,700	5.85
12	5/25/2005	40,859,400	6.04
13	6/25/2005	36,122,700	5.93
14	7/25/2005	31,496,200	6.20
15	8/25/2005	26,977,200	5.98
16	9/25/2005	22,563,300	6.05
17	10/25/2005	18,252,000	6.25
18	11/25/2005	14,040,900	6.03
19	12/25/2005	9,927,900	6.23
20	1/25/2006	5,910,500	6.07
21	2/25/2006	1,986,600	6.06

Class II-A-1 Cap Schedule

Period	Date	Class II-A-1 Notional Amount	Cap Strike (%)
1	6/25/2004	192,525,000	5.20
2	7/25/2004	187,634,158	5.02
3	8/25/2004	182,859,675	4.85
4	9/25/2004	178,198,786	4.85
5	10/25/2004	173,648,790	5.02
6	11/25/2004	169,207,051	4.85
7	12/25/2004	164,870,995	5.02
8	1/25/2005	160,638,110	4.85
9	2/25/2005	156,505,943	4.85
10	3/25/2005	152,472,099	5.39
11	4/25/2005	148,534,242	4.85
12	5/25/2005	144,690,088	5.02
13	6/25/2005	140,937,411	4.85
14	7/25/2005	137,274,036	5.02
15	8/25/2005	133,697,838	4.85
16	9/25/2005	130,206,746	4.85
17	10/25/2005	126,798,736	5.02
18	11/25/2005	123,471,832	4.85
19	12/25/2005	120,224,106	5.02
20	1/25/2006	117,053,676	4.85
21	2/25/2006	113,958,702	4.85
22	3/25/2006	110,937,392	5.45
23	4/25/2006	107,987,993	5.12
24	5/25/2006	105,110,788	5.39
25	6/25/2006	102,302,414	5.20
26	7/25/2006	92,628,701	5.02
27	8/25/2006	90,117,623	4.85
28	9/25/2006	87,666,275	4.85
29	10/25/2006	85,273,238	5.02
30	11/25/2006	82,937,126	4.85
31	12/25/2006	80,656,585	5.02
32	1/25/2007	78,430,295	4.85
33	2/25/2007	76,256,967	4.85
34	3/25/2007	74,135,341	5.44
35	4/25/2007	72,064,550	5.08
36	5/25/2007	70,044,429	7.68
37	6/25/2007	68,052,386	7.42
38	7/25/2007	30,419,938	5.13
39	8/25/2007	29,671,507	4.95
40	9/25/2007	28,940,893	4.95
41	10/25/2007	28,227,674	5.13
42	11/25/2007	27,531,434	4.95
43	12/25/2007	26,851,771	5.13
44	1/25/2008	26,188,290	4.95
45	2/25/2008	25,540,606	4.95
46	3/25/2008	24,908,344	5.31
47	4/25/2008	24,291,136	4.95
48	5/25/2008	23,688,625	5.13
49	6/25/2008	23,100,460	4.95
50	7/25/2008	22,526,302	5.13
51	8/25/2008	21,965,816	4.95
52	9/25/2008	21,418,677	4.95
53	10/25/2008	20,884,568	5.13
54	11/25/2008	20,363,178	4.95
55	12/25/2008	19,854,206	5.13
56	1/25/2009	19,357,356	4.95
57	2/25/2009	18,872,339	4.95
58	3/25/2009	18,398,874	5.59
59	4/25/2009	17,936,487	6.25
60	5/25/2009	17,484,970	10.06
61	6/25/2009	17,036,422	9.73

Class II-A-2 Cap Schedule

Period	Date	Class II-A-1 Notional Amount	Cap Strike (%)
1	6/25/2004	172,533,000	5.03
2	7/25/2004	168,157,593	4.85
3	8/25/2004	163,886,135	4.68
4	9/25/2004	159,716,159	4.68
5	10/25/2004	155,645,255	4.85
6	11/25/2004	151,671,069	4.68
7	12/25/2004	147,791,307	4.85
8	1/25/2005	144,003,724	4.68
9	2/25/2005	140,306,133	4.68
10	3/25/2005	136,696,397	5.23
11	4/25/2005	133,172,430	4.68
12	5/25/2005	129,732,194	4.85
13	6/25/2005	126,373,703	4.68
14	7/25/2005	123,095,013	4.87
15	8/25/2005	119,894,232	4.70
16	9/25/2005	116,769,507	4.70
17	10/25/2005	113,719,034	4.87
18	11/25/2005	110,741,049	4.70
19	12/25/2005	107,833,830	4.87
20	1/25/2006	104,995,697	4.70
21	2/25/2006	102,225,009	4.70
22	3/25/2006	99,520,165	5.26
23	4/25/2006	96,879,867	5.13
24	5/25/2006	94,303,630	5.31
25	6/25/2006	91,788,584	5.13
26	7/25/2006	81,665,564	4.86
27	8/25/2006	79,450,925	4.69
28	9/25/2006	77,288,893	4.69
29	10/25/2006	75,178,219	4.86
30	11/25/2006	73,117,684	4.69
31	12/25/2006	71,106,098	4.86

Period	Date	Class II-A-1 Notional Amount	Cap Strike (%)
32	1/25/2007	69,142,299	4.69
33	2/25/2007	67,225,152	4.69
34	3/25/2007	65,353,549	5.24
35	4/25/2007	63,526,410	5.07
36	5/25/2007	61,742,747	7.66
37	6/25/2007	59,983,026	7.40
38	7/25/2007	25,499,554	4.92
39	8/25/2007	24,869,740	4.75
40	9/25/2007	24,254,899	4.75
41	10/25/2007	23,654,676	4.92
42	11/25/2007	23,068,724	4.75
43	12/25/2007	22,496,703	4.92
44	1/25/2008	21,938,283	4.75
45	2/25/2008	21,393,140	4.75
46	3/25/2008	20,860,959	5.10
47	4/25/2008	20,341,432	4.75
48	5/25/2008	19,834,258	4.92
49	6/25/2008	19,339,144	4.75
50	7/25/2008	18,855,803	4.92
51	8/25/2008	18,383,956	4.75
52	9/25/2008	17,923,329	4.75
53	10/25/2008	17,473,656	4.96
54	11/25/2008	17,034,776	4.79
55	12/25/2008	16,606,331	4.96
56	1/25/2009	16,188,073	4.79
57	2/25/2009	15,779,759	4.79
58	3/25/2009	15,381,155	5.62
59	4/25/2009	14,992,733	8.51
60	5/25/2009	14,605,969	9.58
61	6/25/2009	14,227,434	9.25

Class II-M-1 Cap Schedule

Period	Date	Class II-A-1 Notional Amount	Cap Strike (%)
1	6/25/2004	11,682,000	4.85
2	7/25/2004	11,682,000	4.67
3	8/25/2004	11,682,000	4.50
4	9/25/2004	11,682,000	4.50
5	10/25/2004	11,682,000	4.67
6	11/25/2004	11,682,000	4.50
7	12/25/2004	11,682,000	4.67
8	1/25/2005	11,682,000	4.50
9	2/25/2005	11,682,000	4.50
10	3/25/2005	11,682,000	5.04
11	4/25/2005	11,682,000	4.50
12	5/25/2005	11,682,000	4.67
13	6/25/2005	11,682,000	4.50
14	7/25/2005	11,682,000	4.67
15	8/25/2005	11,682,000	4.50
16	9/25/2005	11,682,000	4.50
17	10/25/2005	11,682,000	4.67
18	11/25/2005	11,682,000	4.50
19	12/25/2005	11,682,000	4.67
20	1/25/2006	11,682,000	4.50
21	2/25/2006	11,682,000	4.50
22	3/25/2006	11,682,000	5.09
23	4/25/2006	11,682,000	4.85
24	5/25/2006	11,682,000	5.08
25	6/25/2006	11,682,000	4.89
26	7/25/2006	11,682,000	4.67
27	8/25/2006	11,682,000	4.50
28	9/25/2006	11,682,000	4.50
29	10/25/2006	11,682,000	4.67
30	11/25/2006	11,682,000	4.50
31	12/25/2006	11,682,000	4.67
32	1/25/2007	11,682,000	4.50
33	2/25/2007	11,682,000	4.50
34	3/25/2007	11,682,000	5.07
35	4/25/2007	11,682,000	4.80
36	5/25/2007	11,682,000	7.40
37	6/25/2007	11,682,000	7.14
38	7/25/2007	3,968,029	4.76
39	8/25/2007	3,873,520	4.58
40	9/25/2007	3,781,259	4.58
41	10/25/2007	3,691,194	4.76
42	11/25/2007	3,603,271	4.58
43	12/25/2007	3,517,440	4.76
44	1/25/2008	3,433,652	4.58
45	2/25/2008	3,351,857	4.58
46	3/25/2008	3,272,009	4.94
47	4/25/2008	3,194,060	4.58
48	5/25/2008	3,117,967	4.76
49	6/25/2008	3,043,684	4.58
50	7/25/2008	2,971,169	4.76
51	8/25/2008	2,900,380	4.58
52	9/25/2008	2,831,275	4.58
53	10/25/2008	2,763,815	4.78
54	11/25/2008	2,697,967	4.60
55	12/25/2008	2,633,686	4.78
56	1/25/2009	2,570,936	4.60
57	2/25/2009	2,509,678	4.60
58	3/25/2009	2,449,878	5.33
59	4/25/2009	2,391,536	7.01
60	5/25/2009	2,334,054	9.56
61	6/25/2009	2,277,339	9.24

Class II-M-2 Cap Schedule

Period	Date	Class II-A-1 Notional Amount	Cap Strike (%)
1	6/25/2004	8,761,000	4.20
2	7/25/2004	8,761,000	4.02
3	8/25/2004	8,761,000	3.85
4	9/25/2004	8,761,000	3.85
5	10/25/2004	8,761,000	4.02
6	11/25/2004	8,761,000	3.85
7	12/25/2004	8,761,000	4.02
8	1/25/2005	8,761,000	3.85
9	2/25/2005	8,761,000	3.85
10	3/25/2005	8,761,000	4.39
11	4/25/2005	8,761,000	3.85
12	5/25/2005	8,761,000	4.02
13	6/25/2005	8,761,000	3.85
14	7/25/2005	8,761,000	4.02
15	8/25/2005	8,761,000	3.85
16	9/25/2005	8,761,000	3.85
17	10/25/2005	8,761,000	4.02
18	11/25/2005	8,761,000	3.85
19	12/25/2005	8,761,000	4.02
20	1/25/2006	8,761,000	3.85
21	2/25/2006	8,761,000	3.85
22	3/25/2006	8,761,000	4.44
23	4/25/2006	8,761,000	4.20
24	5/25/2006	8,761,000	4.43
25	6/25/2006	8,761,000	4.24
26	7/25/2006	8,761,000	4.02
27	8/25/2006	8,761,000	3.85
28	9/25/2006	8,761,000	3.85
29	10/25/2006	8,761,000	4.02
30	11/25/2006	8,761,000	3.85
31	12/25/2006	8,761,000	4.02
32	1/25/2007	8,761,000	3.85
33	2/25/2007	8,761,000	3.85
34	3/25/2007	8,761,000	4.42
35	4/25/2007	8,761,000	4.15
36	5/25/2007	8,761,000	6.75
37	6/25/2007	8,761,000	6.49
38	7/25/2007	2,975,852	4.11
39	8/25/2007	2,904,974	3.93
40	9/25/2007	2,835,783	3.93
41	10/25/2007	2,768,237	4.11
42	11/25/2007	2,702,299	3.93
43	12/25/2007	2,637,930	4.11
44	1/25/2008	2,575,092	3.93
45	2/25/2008	2,513,749	3.93
46	3/25/2008	2,453,866	4.29
47	4/25/2008	2,395,409	3.93
48	5/25/2008	2,338,342	4.11
49	6/25/2008	2,282,633	3.93
50	7/25/2008	2,228,250	4.11
51	8/25/2008	2,175,161	3.93
52	9/25/2008	2,123,335	3.93
53	10/25/2008	2,072,743	4.13
54	11/25/2008	2,023,360	3.95
55	12/25/2008	1,975,152	4.13
56	1/25/2009	1,928,092	3.95
57	2/25/2009	1,882,151	3.95
58	3/25/2009	1,837,304	4.68
59	4/25/2009	1,793,550	6.36
60	5/25/2009	1,750,440	8.91
61	6/25/2009	1,707,907	8.59

Class II-M-3 Cap Schedule

Period	Date	Class II-A-1 Notional Amount	Cap Strike (%)	Period	Date	Class II-A-1 Notional Amount	Cap Strike (%)
1	6/25/2004	3,894,000	3.45	32	1/25/2007	3,894,000	3.10
2	7/25/2004	3,894,000	3.27	33	2/25/2007	3,894,000	3.10
3	8/25/2004	3,894,000	3.10	34	3/25/2007	3,894,000	3.67
4	9/25/2004	3,894,000	3.10	35	4/25/2007	3,894,000	3.40
5	10/25/2004	3,894,000	3.27	36	5/25/2007	3,894,000	6.00
6	11/25/2004	3,894,000	3.10	37	6/25/2007	3,894,000	5.74
7	12/25/2004	3,894,000	3.27	38	7/25/2007	3,269,289	3.36
8	1/25/2005	3,894,000	3.10	39	8/25/2007	3,237,790	3.18
9	2/25/2005	3,894,000	3.10	40	9/25/2007	3,207,040	3.18
10	3/25/2005	3,894,000	3.64	41	10/25/2007	3,177,022	3.36
11	4/25/2005	3,894,000	3.10	42	11/25/2007	3,147,718	3.18
12	5/25/2005	3,894,000	3.27	43	12/25/2007	3,119,112	3.36
13	6/25/2005	3,894,000	3.10	44	1/25/2008	3,091,186	3.18
14	7/25/2005	3,894,000	3.27	45	2/25/2008	3,063,925	3.18
15	8/25/2005	3,894,000	3.10	46	3/25/2008	3,037,313	3.54
16	9/25/2005	3,894,000	3.10	47	4/25/2008	3,011,334	3.18
17	10/25/2005	3,894,000	3.27	48	5/25/2008	2,985,974	3.36
18	11/25/2005	3,894,000	3.10	49	6/25/2008	2,961,217	3.18
19	12/25/2005	3,894,000	3.27	50	7/25/2008	2,937,049	3.36
20	1/25/2006	3,894,000	3.10	51	8/25/2008	2,913,457	3.18
21	2/25/2006	3,894,000	3.10	52	9/25/2008	2,890,426	3.18
22	3/25/2006	3,894,000	3.69	53	10/25/2008	2,867,943	3.38
23	4/25/2006	3,894,000	3.45	54	11/25/2008	2,845,996	3.20
24	5/25/2006	3,894,000	3.68	55	12/25/2008	2,824,570	3.38
25	6/25/2006	3,894,000	3.49	56	1/25/2009	2,803,655	3.20
26	7/25/2006	3,894,000	3.27	57	2/25/2009	2,783,237	3.20
27	8/25/2006	3,894,000	3.10	58	3/25/2009	2,763,306	3.93
28	9/25/2006	3,894,000	3.10	59	4/25/2009	2,743,848	5.61
29	10/25/2006	3,894,000	3.27	60	5/25/2009	2,724,528	8.16
30	11/25/2006	3,894,000	3.10	61	6/25/2009	2,705,643	7.84
31	12/25/2006	3,894,000	3.27			3,894,000	3.10

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY OF THE GROUP I MORTGAGE LOANS

Number of Mortgage Loans:	1,379	W.A. Effective LTV:	65.70%
Aggregate Principal Balance:	$250,017,790	Range:	20.00% - 80.00%
		Index Type:	
Conforming Principal Balance:	$200,616,794	Fixed:	100.00%
Conforming Principal Balance Percent:	80.24%	First Liens:	100.00%
		Non-Balloon Loans:	98.44%
Average Principal Balance:	$181,304		
Range:	$30,358 - $996,817	W.A. FICO Score(1):	683
W.A. Coupon:	7.012%	Property Type:	
Range:	4.500% - 9.375%	Single Family Residence:	56.17%
		PUD:	21.04%
W.A. Stated Remaining Term:	347 months	2-4 Family:	17.08%
Range:	165 months - 359 months	Condo:	5.71%
W.A. Seasoning:	3 months	Occupancy Status:	
Latest Maturity Date:	March 1, 2034	Primary:	89.24%
		Investment:	5.80%
State Concentration (>5%):		Second Home:	4.95%
New York:	14.11%		
Florida:	13.43%	Documentation Status:	
California:	9.81%	Full:	7.70%
New Jersey:	8.15%	Stated:	49.51%
Illinois:	7.19%	No Documentation:	42.79%
Arizona:	5.10%		
Interest Only Loans:	12.92%	Weighted Average Prepayment Penalty Term:	38 months
		Loans with Prepayment Penalties:	71.30%
W.A. Original LTV:	83.05%	Loans with Mortgage Insurance:	55.87%
Range:	20.00% - 100.00%	Loans with Lender Paid Mortgage Insurance:	3.51%

(1) For loans that were scored

DESCRIPTION OF THE GROUP I COLLATERAL

Product Type of the Group I Mortgage Loans

Documentation Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed - 15 Year	64	$9,499,818	3.80%
Fixed - 20 Year	4	661,072	0.26
Fixed - 30 Year	1,140	203,641,180	81.45
Balloon - 15/30	24	3,912,650	1.56
Fixed - 30 Year - 10 Year IO	147	32,303,069	12.92
Total:	**1,379**	**$250,017,790**	**100.00%**

Principal Balances at Origination of the Group I Mortgage Loans

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	57	$2,453,725	0.98%
50,000.01 - 100,000.00	295	22,719,919	9.07
100,000.01 - 150,000.00	326	40,831,780	16.29
150,000.01 - 200,000.00	266	46,357,555	18.5
200,000.01 - 250,000.00	131	29,484,312	11.76
250,000.01 - 300,000.00	119	32,710,562	13.05
300,000.01 - 350,000.00	64	20,700,785	8.26
350,000.01 - 400,000.00	46	17,371,375	6.93
400,000.01 - 450,000.00	34	14,471,150	5.77
450,000.01 - 500,000.00	14	6,625,400	2.64
500,000.01 - 550,000.00	5	2,582,000	1.03
550,000.01 - 600,000.00	9	5,204,000	2.08
600,000.01 - 650,000.00	10	6,370,880	2.54
800,000.01 - 850,000.00	1	805,000	0.32
900,000.01 - 950,000.00	1	937,500	0.37
950,000.01 - 1,000,000.00	1	999,000	0.40
Total:	**1,379**	**$250,624,943**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance of the Group I Mortgage Loans

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	58	$2,497,641	1.00%
50,000.01 - 100,000.00	294	22,603,853	9.04
100,000.01 - 150,000.00	328	41,020,930	16.41
150,000.01 - 200,000.00	265	46,154,575	18.46
200,000.01 - 250,000.00	131	29,459,259	11.78
250,000.01 - 300,000.00	118	32,396,767	12.96
300,000.01 - 350,000.00	66	21,352,536	8.54
350,000.01 - 400,000.00	45	17,025,469	6.81
400,000.01 - 450,000.00	33	14,045,449	5.62
450,000.01 - 500,000.00	14	6,606,884	2.64
500,000.01 - 550,000.00	5	2,570,650	1.03
550,000.01 - 600,000.00	9	5,193,332	2.08
600,000.01 - 650,000.00	10	6,352,451	2.54
800,000.01 - 850,000.00	1	803,676	0.32
900,000.01 - 950,000.00	1	937,500	0.37
950,000.01 - 1,000,000.00	1	996,817	0.40
Total:	**1,379**	**$250,017,790**	**100.00%**

Original Loan-to-Value Ratio of the Group I Mortgage Loans

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	56	$9,378,078	3.75%
50.01 - 55.00	20	4,127,756	1.65
55.01 - 60.00	34	7,460,659	2.98
60.01 - 65.00	45	9,219,741	3.69
65.01 - 70.00	85	17,293,881	6.92
70.01 - 75.00	68	13,793,829	5.52
75.01 - 80.00	280	49,151,034	19.66
80.01 - 85.00	54	7,571,343	3.03
85.01 - 90.00	189	35,120,129	14.05
90.01 - 95.00	497	88,889,386	35.55
95.01 - 100.00	51	8,011,954	3.20
Total:	**1,379**	**$250,017,790**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate of the Group I Mortgage Loans

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	8	$1,950,058	0.78%
5.000 - 5.499	47	15,218,332	6.09
5.500 - 5.999	73	19,176,408	7.67
6.000 - 6.499	107	19,369,106	7.75
6.500 - 6.999	238	38,975,921	15.59
7.000 - 7.499	371	65,231,407	26.09
7.500 - 7.999	388	64,504,396	25.8
8.000 - 8.499	126	21,450,741	8.58
8.500 - 8.999	17	3,528,486	1.41
9.000 - 9.499	4	612,936	0.25
Total:	**1,379**	**$250,017,790**	**100.00%**

FICO Score at Origination of the Group I Mortgage Loans

FICO Score at Origination	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	6	$817,853	0.33%
Less than 620	41	8,278,657	3.31
620 - 639	252	42,879,184	17.15
640 - 659	256	42,867,479	17.15
660 - 679	230	38,079,778	15.23
680 - 699	187	34,860,959	13.94
700 - 719	130	24,944,747	9.98
720 - 739	117	22,515,325	9.01
740 - 759	60	12,169,892	4.87
760 - 779	59	13,973,642	5.59
780 - 799	35	7,109,155	2.84
Greater than or equal to 800	6	1,521,119	0.61
Total:	**1,379**	**$250,017,790**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution of the Group I Mortgage Loans

Location	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
New York	137	$35,265,930	14.11%
Florida	235	33,567,766	13.43
California	73	24,536,370	9.81
New Jersey	78	20,379,162	8.15
Illinois	114	17,965,608	7.19
Arizona	74	12,746,473	5.10
Texas	71	9,290,840	3.72
Georgia	51	8,581,262	3.43
Massachusetts	38	8,515,168	3.41
Nevada	44	8,438,207	3.38
Connecticut	35	7,870,822	3.15
Virginia	41	7,333,809	2.93
Colorado	25	5,905,878	2.36
South Carolina	36	5,452,003	2.18
Maryland	24	4,766,620	1.91
Michigan	38	4,546,162	1.82
Minnesota	26	4,440,930	1.78
North Carolina	33	4,287,553	1.71
Pennsylvania	29	3,736,636	1.49
Tennessee	29	3,412,007	1.36
Rhode Island	14	2,790,447	1.12
Indiana	23	2,380,052	0.95
Ohio	17	1,992,670	0.80
Washington	12	1,777,300	0.71
Utah	10	1,774,668	0.71
Wisconsin	10	1,086,657	0.43
Delaware	5	830,204	0.33
Alabama	4	827,464	0.33
New Hampshire	4	694,594	0.28
Louisiana	9	685,934	0.27
New Mexico	6	641,040	0.26
Oregon	4	569,518	0.23
Missouri	9	562,949	0.23
District of Columbia	2	364,351	0.15
Vermont	1	291,794	0.12
Iowa	3	279,583	0.11
Mississippi	4	263,195	0.11
Kentucky	2	246,111	0.10
West Virginia	1	224,000	0.09
Oklahoma	2	172,119	0.07
Kansas	1	160,965	0.06
Arkansas	1	121,454	0.05
Maine	1	79,467	0.03
Idaho	1	67,346	0.03
Montana	1	59,883	0.02
Wyoming	1	34,821	0.01
Total:	**1,379**	**$250,017,790**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status of the Group I Mortgage Loans

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	1,179	$223,127,819	89.24%
Investment	119	14,510,319	5.80
Second Home	81	12,379,651	4.95
Total:	**1,379**	**$250,017,790**	**100.00%**

Documentation Type of the Group I Mortgage Loans

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Stated Documentation	638	$123,787,316	49.51%
No Documentation	655	106,973,930	42.79
Full/Alt	86	19,256,544	7.70
Total:	**1,379**	**$250,017,790**	**100.00%**

Loan Purpose of the Group I Mortgage Loans

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Purchase	852	$154,385,044	61.75%
Refinance - Cashout	375	64,772,162	25.91
Refinance - Rate Term	152	30,860,584	12.34
Total:	**1,379**	**$250,017,790**	**100.00%**

Property Type of the Group I Mortgage Loans

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	834	$140,431,769	56.17%
PUD	258	52,603,006	21.04
2-4 Family	189	42,702,878	17.08
Condo	98	14,280,138	5.71
Total:	**1,379**	**$250,017,790**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Original Prepayment Penalty Term of the Group I Mortgage Loans

Original Prepayment Penalty Term (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
None	402	$71,765,169	28.70%
12	247	46,930,244	18.77
24	93	15,748,334	6.30
36	257	46,728,142	18.69
60	380	68,845,900	27.54
Total:	**1,379**	**$250,017,790**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY OF THE GROUP II MORTGAGE LOANS

Number of Mortgage Loans:	1,420	Index Type:	
Aggregate Principal Balance:	$389,395,325	6 Month LIBOR:	97.74%
Conforming Principal Balance Loans:	$205,360,222	1 Year Treasury:	2.26%
Conforming Principal Balance Percent:	52.74%	W.A. Initial Periodic Cap:	5.130%
Average Principal Balance:	$274,222	W.A. Subsequent Periodic Cap:	1.862%
Range:	$32,711 - $1,360,000	W.A. Lifetime Rate Cap:	5.637%
W.A. Coupon:	5.560%	Property Type:	
Range:	3.625% - 7.500%	Single Family Residence:	55.05%
W.A. Gross Margin:	2.630%	PUD:	21.92%
Range:	2.250% - 3.875%	2-4 Family:	13.50%
W.A. Stated Remaining Term:	359 months	Condo:	9.44%
Range:	350 months - 360 months	Co-op:	0.09%
W.A. Seasoning:	1 month	Occupancy Status:	
Latest Maturity Date:	May 1, 2034	Primary:	69.12%
State Concentration (> 5%):		Investment:	28.51%
California:	49.06%	Second Home:	2.37%
Arizona:	5.71%		
Florida:	5.61%		
Interest Only Loans:	89.82%	Documentation Status:	
W.A. Original LTV:	78.86%	Full:	22.48%
Range:	18.52% - 95.00%	Stated:	71.83%
W.A. Effective LTV:	75.63%	No Documentation:	5.70%
Range:	18.52% - 80.00%	W.A. Prepayment Penalty Term:	35 months
Non-Balloon Loans:	100.00%	Loans with Prepay Penalties:	21.86%
W.A. FICO Score:	707	Loans with Mortgage Insurance	12.59%
First Liens:	100.00%	Loans with Lender Paid Mortgage Insurance	1.23%

DESCRIPTION OF THE GROUP II COLLATERAL

Product Type of the Group II Mortgage Loans

Product Type	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
ARM - 7 Year/6 Month	1	$560,000	0.14%
ARM - 7 Year/6 Month - IO	7	1,863,750	0.48
ARM - 2 Year/6 Month	35	8,849,569	2.27
ARM - 2 Year/6 Month - IO	58	17,955,985	4.61
ARM - 3 Year/6 Month	53	12,055,469	3.10
ARM - 3 Year/6 Month - IO	659	185,272,188	47.58
ARM - 3 Year/1 Year- IO	10	1,851,270	0.48
ARM - 5 Year/6 Month	62	14,667,948	3.77
ARM - 5 Year/6 Month - IO	493	134,890,690	34.64
ARM - 5 Year/1 Year - IO	14	3,440,218	0.88
ARM - 10 Year/6 Month - IO	13	4,473,159	1.15
ARM - 3 Year/1 Year	8	2,127,263	0.55
ARM - 5 Year/1 Year	7	1,387,816	0.36
Total:	**1,420**	**$389,395,325**	**100.00%**

Principal Balances at Origination of the Group II Mortgage Loans

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	8	$340,100	0.09%
50,000.01 - 100,000.00	121	9,734,200	2.50
100,000.01 - 150,000.00	242	29,864,091	7.67
150,000.01 - 200,000.00	225	39,034,371	10.02
200,000.01 - 250,000.00	160	35,902,105	9.22
250,000.01 - 300,000.00	167	45,913,415	11.79
300,000.01 - 350,000.00	117	38,106,300	9.78
350,000.01 - 400,000.00	105	39,236,312	10.07
400,000.01 - 450,000.00	73	31,063,200	7.97
450,000.01 - 500,000.00	68	32,618,050	8.37
500,000.01 - 550,000.00	33	17,353,537	4.45
550,000.01 - 600,000.00	32	18,226,315	4.68
600,000.01 - 650,000.00	25	15,793,250	4.05
650,000.01 - 700,000.00	8	5,402,200	1.39
700,000.01 - 750,000.00	11	7,977,000	2.05
750,000.01 - 800,000.00	5	3,868,500	0.99
800,000.01 - 850,000.00	4	3,390,500	0.87
850,000.01 - 900,000.00	5	4,415,800	1.13
900,000.01 - 950,000.00	4	3,683,000	0.95
950,000.01 - 1,000,000.00	3	2,972,200	0.76
Greater than 1,000,000.00	4	4,689,950	1.20
Total:	**1,420**	**$389,584,396**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balances of the Group II Mortgage Loans

Remaining Principal Balance ($)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	8	$340,058	0.09%
50,000.01 - 100,000.00	122	9,832,813	2.53
100,000.01 - 150,000.00	241	29,759,873	7.64
150,000.01 - 200,000.00	225	39,019,686	10.02
200,000.01 - 250,000.00	160	35,896,785	9.22
250,000.01 - 300,000.00	167	45,908,276	11.79
300,000.01 - 350,000.00	117	38,098,702	9.78
350,000.01 - 400,000.00	105	39,225,659	10.07
400,000.01 - 450,000.00	73	31,058,165	7.98
450,000.01 - 500,000.00	68	32,613,181	8.38
500,000.01 - 550,000.00	33	17,345,367	4.45
550,000.01 - 600,000.00	32	18,224,648	4.68
600,000.01 - 650,000.00	26	16,442,396	4.22
650,000.01 - 700,000.00	9	6,101,733	1.57
700,000.01 - 750,000.00	10	7,269,994	1.87
750,000.01 - 800,000.00	4	3,112,500	0.80
800,000.01 - 850,000.00	4	3,389,807	0.87
850,000.01 - 900,000.00	5	4,413,582	1.13
900,000.01 - 950,000.00	4	3,683,000	0.95
950,000.01 - 1,000,000.00	3	2,969,150	0.76
Greater than 1,000,000.00	4	4,689,950	1.20
Total:	**1,420**	**$389,395,325**	**100.00%**

Mortgage Rates of the Group II Mortgage Loans

Mortgage Rate (%)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.500 - 3.999	3	$767,950	0.20%
4.000 - 4.499	36	8,939,866	2.30
4.500 - 4.999	155	44,839,727	11.52
5.000 - 5.499	371	104,402,453	26.81
5.500 - 5.999	491	138,129,738	35.47
6.000 - 6.499	265	68,736,506	17.65
6.500 - 6.999	87	18,804,755	4.83
7.000 - 7.499	11	4,502,329	1.16
7.500 - 7.999	1	272,000	0.07
Total:	**1,420**	**$389,395,325**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution of the Group II Mortgage Loans

Location	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	538	$191,025,334	49.06%
Arizona	119	22,223,740	5.71
Florida	96	21,832,509	5.61
New York	44	17,049,319	4.38
Washington	67	16,996,295	4.36
Colorado	64	11,957,077	3.07
Nevada	56	11,871,499	3.05
Georgia	58	11,666,126	3.00
New Jersey	25	9,105,525	2.34
Massachusetts	27	8,740,295	2.24
Oregon	44	8,684,220	2.23
Illinois	33	8,142,344	2.09
North Carolina	39	7,446,802	1.91
Virginia	24	7,285,835	1.87
Texas	38	7,135,498	1.83
Connecticut	14	4,426,604	1.14
Maryland	12	3,088,654	0.79
South Carolina	14	2,845,300	0.73
Utah	18	2,810,043	0.72
Michigan	12	2,082,990	0.53
Pennsylvania	10	1,618,008	0.42
Ohio	11	1,483,357	0.38
Rhode Island	6	1,372,300	0.35
Idaho	12	1,350,650	0.35
Tennessee	6	1,076,900	0.28
New Mexico	5	1,045,850	0.27
Montana	4	857,300	0.22
Minnesota	3	823,500	0.21
Oklahoma	2	614,250	0.16
New Hampshire	3	608,000	0.16
Delaware	4	568,300	0.15
Missouri	4	453,000	0.12
Louisiana	3	380,000	0.10
Indiana	1	325,000	0.08
Iowa	2	187,000	0.05
Arkansas	1	166,500	0.04
Nebraska	1	49,400	0.01
Total:	**1,420**	**$389,395,325**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Property Types of the Group II Mortgage Loans

Property Type	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	781	$214,358,294	55.05%
PUD	319	85,345,922	21.92
2-4 Family	161	52,557,614	13.5
Condo	158	36,771,606	9.44
Co-op	1	361,889	0.09
Total:	**1,420**	**$389,395,325**	**100.00%**

Original Loan-to-Value of the Group II Mortgage Loans

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	13	$2,939,272	0.75%
50.01 - 55.00	8	2,168,599	0.56
55.01 - 60.00	22	6,640,909	1.71
60.01 - 65.00	27	10,361,257	2.66
65.01 - 70.00	59	16,991,040	4.36
70.01 - 75.00	106	34,091,417	8.75
75.01 - 80.00	1,001	270,986,429	69.59
80.01 - 85.00	13	3,533,121	0.91
85.01 - 90.00	104	25,736,368	6.61
90.01 - 95.00	67	15,946,913	4.10
Total:	**1,420**	**$389,395,325**	**100.00%**

Documentation Type of the Group II Mortgage Loans

Documentation Type	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Stated Documentation	959	$279,693,006	71.83%
Full/Alt	373	87,520,458	22.48
No Documentation	88	22,181,861	5.70
Total:	**1,420**	**$389,395,325**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Scores at Origination of the Group II Mortgage Loans

FICO	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than 620	1	$424,000	0.11%
620 - 639	42	13,097,936	3.36
640 - 659	119	36,437,519	9.36
660 - 679	198	61,369,316	15.76
680 - 699	256	70,591,390	18.13
700 - 719	226	60,998,527	15.66
720 - 739	219	58,260,960	14.96
740 - 759	154	37,498,140	9.63
760 - 779	129	31,908,996	8.19
780 - 799	66	16,367,651	4.20
Greater than or equal to 800	10	2,440,890	0.63
Total:	**1,420**	**$389,395,325**	**100.00%**

Loan Purpose of the Group II Mortgage Loans

Purpose	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Purchase	885	$237,993,220	61.12%
Refinance - Cashout	299	90,508,564	23.24
Refinance - Rate Term	236	60,893,542	15.64
Total:	**1,420**	**$389,395,325**	**100.00%**

Occupancy Status of the Group II Mortgage Loans

Occupancy Status	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	877	$269,165,297	69.12%
Investment	512	111,014,023	28.51
Second Home	31	9,216,005	2.37
Total:	**1,420**	**$389,395,325**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Prepayment Penalty Term of the Group II Mortgage Loans

Original Prepayment Penalty Term (mos.)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
None	1,082	$304,255,836	78.14%
12	42	11,804,486	3.03
24	39	11,904,276	3.06
30	4	1,256,950	0.32
36	192	44,058,991	11.31
60	61	16,114,785	4.14
Total:	**1,420**	**$389,395,325**	**100.00%**

Gross Margins of the Group II Mortgage Loans

Gross Margin (%)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000 - 2.499	334	$98,555,363	25.31%
2.500 - 2.999	1,078	288,389,307	74.06
3.000 - 3.499	1	369,674	0.09
3.500 - 3.999	7	2,080,981	0.53
Total:	**1,420**	**$389,395,325**	**100.00%**

Maximum Mortgage Rates of the Group II Mortgage Loans

Maximum Mortgage Rates (%)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
9.000 - 9.499	3	$566,256	0.15%
9.500 - 9.999	39	10,608,298	2.72
10.000 - 10.499	160	46,660,341	11.98
10.500 - 10.999	315	90,485,690	23.24
11.000 - 11.499	355	94,156,414	24.18
11.500 - 11.999	336	91,032,839	23.38
12.000 - 12.499	156	41,179,815	10.58
12.500 - 12.999	47	10,687,342	2.74
13.000 - 13.499	9	4,018,329	1.03
Total:	**1,420**	**$389,395,325**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rates of the Group II Mortgage Loans

Minimum Mortgage Rates (%)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000 - 2.499	326	$97,094,382	24.93%
2.500 - 2.999	1,079	289,144,051	74.25
3.000 - 3.499	1	369,674	0.09
3.500 - 3.999	7	1,726,863	0.44
4.000 - 4.499	4	617,229	0.16
4.500 - 4.999	2	300,753	0.08
6.500 - 6.999	1	142,374	0.04
Total:	**1,420**	**$389,395,325**	**100.00%**

Lifetime Rate Caps of the Group II Mortgage Loans

Lifetime Rate Cap (%)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000	517	$141,365,750	36.30%
6.000	903	248,029,574	63.70
Total:	**1,420**	**$389,395,325**	**100.00%**

Initial Periodic Caps of the Group II Mortgage Loans

Initial Periodic Cap (%)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000	18	$3,978,533	1.02%
5.000	1,173	322,976,511	82.94
6.000	229	62,440,281	16.04
Total:	**1,420**	**$389,395,325**	**100.00%**

Subsequent Periodic Caps of the Group II Mortgage Loans

Subsequent Periodic Cap (%)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000	1,152	$318,148,477	81.70%
2.000	18	3,978,533	1.02
5.000	21	4,828,034	1.24
6.000	229	62,440,281	16.04
Total:	**1,420**	**$389,395,325**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Next Rate Adjustment Date of the Group II Mortgage Loans

Month and Year of Next Rate Adjustment	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
June 2005	1	$430,738	0.11%
October 2005	1	391,500	0.10
January 2006	1	728,000	0.19
February 2006	4	1,783,497	0.46
March 2006	59	15,122,437	3.88
April 2006	27	8,349,382	2.14
August 2006	2	464,000	0.12
September 2006	4	990,400	0.25
October 2006	2	721,428	0.19
November 2006	1	339,217	0.09
December 2006	1	180,019	0.05
January 2007	4	1,820,414	0.47
February 2007	23	9,003,262	2.31
March 2007	212	55,401,220	14.23
April 2007	481	132,386,230	34.00
September 2008	6	2,678,904	0.69
November 2008	4	1,827,834	0.47
December 2008	4	830,567	0.21
January 2009	8	2,167,297	0.56
February 2009	30	7,210,093	1.85
March 2009	179	46,965,578	12.06
April 2009	345	92,706,398	23.81
March 2011	2	381,600	0.10
April 2011	6	2,042,150	0.52
January 2014	1	362,712	0.09
February 2014	1	208,597	0.05
March 2014	1	580,000	0.15
April 2014	7	2,396,400	0.62
May 2014	3	925,450	0.24
Total:	**1,420**	**$389,395,325**	**100.00%**

DESCRIPTION OF THE GROUP II-1 COLLATERAL

SUMMARY OF THE GROUP II-1 MORTGAGE LOANS			
Number of Mortgage Loans:	1,049	Index Type:	
Aggregate Principal Balance:	$205,360,222	6 Month LIBOR:	96.76%
Conforming Principal Balance Loans:	$205,360,222	1 Year Treasury:	3.24%
Conforming Principal Balance Percent:	100.00%	W.A. Initial Periodic Cap:	5.120%
Average Principal Balance:	$195,768	W.A. Subsequent Periodic Cap:	1.909%
Range:	$32,711 - $630,000	W.A. Lifetime Rate Cap:	5.639%
W.A. Coupon:	5.580%	Property Type:	
Range:	3.625% - 7.500%	Single Family Residence:	49.33%
W.A. Gross Margin:	2.641%	PUD:	20.80%
Range:	2.250% - 3.875%	2-4 Family:	18.51%
W.A. Stated Remaining Term:	359 months	Condo:	11.35%
Range:	352 months - 360 months		
W.A. Seasoning:	1 month	Occupancy Status:	
Latest Maturity Date:	May 1, 2034	Primary:	58.95%
State Concentration (> 5%):		Investment:	39.01%
California:	39.06%	Second Home:	2.04%
Arizona:	8.17%		
Florida:	5.96%		
Washington:	5.33%		
Colorado:	5.15%	Documentation Status:	
Interest Only Loans:	88.15%	Full:	27.30%
W.A. Original LTV:	79.38%	Stated:	66.31%
Range:	18.52% - 95.00%	No Documentation:	6.39%
W.A. Effective LTV:	75.56%	W.A. Prepayment Penalty Term:	36 months
Range:	18.52% - 80.00%	Loans with Prepay Penalties:	24.36%
Non-Balloon Loans:	100.00%	Loans with Mortgage Insurance	14.93%
W.A. FICO Score:	712	Loans with Lender Paid Mortgage Insurance	0.88%
First Liens:	100.00%		

DESCRIPTION OF THE GROUP II-1 COLLATERAL

Product Type of the Group II-1 Mortgage Loans

Product Type	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
ARM - 7 Year/6 Month - IO	5	$859,600	0.42%
ARM - 2 Year/6 Month	28	5,275,086	2.57
ARM - 2 Year/6 Month - IO	36	7,481,147	3.64
ARM - 3 Year/6 Month	44	7,579,216	3.69
ARM - 3 Year/6 Month - IO	475	94,373,501	45.96
ARM - 3 Year/1 Year- IO	10	1,851,270	0.90
ARM - 5 Year/6 Month	50	9,261,568	4.51
ARM - 5 Year/6 Month - IO	370	72,699,689	35.40
ARM - 5 Year/1 Year - IO	12	2,581,918	1.26
ARM - 10 Year/6 Month - IO	6	1,171,447	0.57
ARM - 3 Year/1 Year	7	1,229,481	0.60
ARM - 5 Year/1 Year	6	996,298	0.49
Total:	**1,049**	**$205,360,222**	**100.00%**

Principal Balances at Origination of the Group II-1 Mortgage Loans

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	8	$340,100	0.17%
50,000.01 - 100,000.00	121	9,734,200	4.74
100,000.01 - 150,000.00	242	29,864,091	14.54
150,000.01 - 200,000.00	225	39,034,371	19.00
200,000.01 - 250,000.00	160	35,902,105	17.48
250,000.01 - 300,000.00	167	45,913,415	22.35
300,000.01 - 350,000.00	82	26,126,350	12.72
350,000.01 - 400,000.00	26	9,767,100	4.76
400,000.01 - 450,000.00	9	3,843,800	1.87
450,000.01 - 500,000.00	3	1,466,000	0.71
500,000.01 - 550,000.00	2	1,015,750	0.49
550,000.01 - 600,000.00	2	1,140,150	0.56
600,000.01 - 650,000.00	2	1,250,000	0.61
Total:	**1,049**	**$205,397,432**	**100.00%**

DESCRIPTION OF THE GROUP II-1 COLLATERAL

Remaining Principal Balances of the Group II-1 Mortgage Loans

Remaining Principal Balance ($)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	8	$340,058	0.17%
50,000.01 - 100,000.00	122	9,832,813	4.79
100,000.01 - 150,000.00	241	29,759,873	14.49
150,000.01 - 200,000.00	225	39,019,686	19.00
200,000.01 - 250,000.00	160	35,896,785	17.48
250,000.01 - 300,000.00	167	45,908,276	22.35
300,000.01 - 350,000.00	82	26,123,422	12.72
350,000.01 - 400,000.00	26	9,763,609	4.75
400,000.01 - 450,000.00	9	3,843,800	1.87
450,000.01 - 500,000.00	3	1,466,000	0.71
500,000.01 - 550,000.00	2	1,015,750	0.49
550,000.01 - 600,000.00	2	1,140,150	0.56
600,000.01 - 650,000.00	2	1,250,000	0.61
Total:	**1,049**	**$205,360,222**	**100.00%**

Mortgage Rates of the Group II-1 Mortgage Loans

Mortgage Rate (%)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.500 - 3.999	2	$420,200	0.20%
4.000 - 4.499	27	4,810,866	2.34
4.500 - 4.999	112	23,243,587	11.32
5.000 - 5.499	263	53,267,024	25.94
5.500 - 5.999	358	69,802,915	33.99
6.000 - 6.499	202	37,697,234	18.36
6.500 - 6.999	77	14,492,737	7.06
7.000 - 7.499	7	1,353,658	0.66
7.500 - 7.999	1	272,000	0.13
Total:	**1,049**	**$205,360,222**	**100.00%**

DESCRIPTION OF THE GROUP II-1 COLLATERAL

Geographic Distribution of the Group II-1 Mortgage Loans

Location	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	318	$80,209,558	39.06%
Arizona	108	16,770,484	8.17
Florida	76	12,236,014	5.96
Washington	53	10,942,339	5.33
Colorado	61	10,575,827	5.15
Nevada	50	9,310,652	4.53
Georgia	48	6,979,876	3.40
New York	22	6,406,699	3.12
Oregon	40	6,284,829	3.06
Illinois	26	5,346,715	2.60
Texas	35	4,989,190	2.43
North Carolina	34	4,807,634	2.34
Massachusetts	19	4,561,652	2.22
New Jersey	18	4,320,992	2.10
Virginia	14	2,641,552	1.29
Utah	17	2,398,043	1.17
Connecticut	8	1,779,442	0.87
Michigan	11	1,595,990	0.78
South Carolina	11	1,500,272	0.73
Ohio	11	1,483,357	0.72
Maryland	8	1,456,154	0.71
Rhode Island	6	1,372,300	0.67
Idaho	12	1,350,650	0.66
Pennsylvania	9	1,233,450	0.60
Minnesota	3	823,500	0.40
New Hampshire	3	608,000	0.30
Delaware	4	568,300	0.28
New Mexico	4	529,850	0.26
Missouri	4	453,000	0.22
Louisiana	3	380,000	0.19
Tennessee	4	360,650	0.18
Indiana	1	325,000	0.16
Montana	3	304,600	0.15
Iowa	2	187,000	0.09
Arkansas	1	166,500	0.08
Oklahoma	1	50,750	0.02
Nebraska	1	49,400	0.02
Total:	**1,049**	**$205,360,222**	**100.00%**

DESCRIPTION OF THE GROUP II-1 COLLATERAL

Property Types of the Group II-1 Mortgage Loans

Property Type	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	554	$101,303,881	49.33%
PUD	230	42,720,195	20.80
2-4 Family	137	38,022,297	18.51
Condo	128	23,313,848	11.35
Total:	**1,049**	**$205,360,222**	**100.00%**

Original Loan-to-Value of the Group II-1 Mortgage Loans

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	12	$2,169,272	1.06%
50.01 - 55.00	5	729,409	0.36
55.01 - 60.00	16	2,745,909	1.34
60.01 - 65.00	19	4,066,200	1.98
65.01 - 70.00	43	8,124,823	3.96
70.01 - 75.00	70	13,989,450	6.81
75.01 - 80.00	742	145,757,476	70.98
80.01 - 85.00	9	1,795,148	0.87
85.01 - 90.00	82	16,032,479	7.81
90.01 - 95.00	51	9,950,056	4.85
Total:	**1,049**	**$205,360,222**	**100.00%**

Documentation Type of the Group II-1 Mortgage Loans

Documentation Type	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Stated Documentation	670	$136,182,529	66.31%
Full/Alt	310	56,065,307	27.30
No Documentation	69	13,112,385	6.39
Total:	**1,049**	**$205,360,222**	**100.00%**

DESCRIPTION OF THE GROUP II-1 COLLATERAL

FICO Scores at Origination of the Group II-1 Mortgage Loans

FICO	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
620 - 639	29	$6,622,457	3.22%
640 - 659	78	16,010,626	7.80
660 - 679	132	27,745,355	13.51
680 - 699	185	35,287,361	17.18
700 - 719	171	33,345,136	16.24
720 - 739	165	30,740,757	14.97
740 - 759	118	21,407,776	10.42
760 - 779	108	21,564,099	10.5
780 - 799	55	11,033,264	5.37
Greater than or equal to 800	8	1,603,390	0.78
Total:	**1,049**	**$205,360,222**	**100.00%**

Loan Purpose of the Group II-1 Mortgage Loans

Purpose	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Purchase	661	$130,099,728	63.35%
Refinance - Cashout	206	42,612,440	20.75
Refinance - Rate Term	182	32,648,054	15.90
Total:	**1,049**	**$205,360,222**	**100.00%**

Occupancy Status of the Group II-1 Mortgage Loans

Occupancy Status	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	580	$121,055,725	58.95%
Investment	447	80,110,223	39.01
Second Home	22	4,194,273	2.04
Total:	**1,049**	**$205,360,222**	**100.00%**

DESCRIPTION OF THE GROUP II-1 COLLATERAL

Original Prepayment Penalty Term of the Group II-1 Mortgage Loans

Original Prepayment Penalty Term (mos.)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
None	782	$155,336,449	75.64%
12	30	6,446,645	3.14
24	28	5,341,197	2.60
30	2	284,950	0.14
36	163	29,200,017	14.22
60	44	8,750,965	4.26
Total:	**1,049**	**$205,360,222**	**100.00%**

Gross Margins of the Group II-1 Mortgage Loans

Gross Margin (%)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000 - 2.499	226	$46,689,875	22.74%
2.500 - 2.999	819	157,732,709	76.81
3.500 - 3.999	4	937,637	0.46
Total:	**1,049**	**$205,360,222**	**100.00%**

Maximum Mortgage Rates of the Group II-1 Mortgage Loans

Maximum Mortgage Rates (%)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
9.000 - 9.499	3	$566,256	0.28%
9.500 - 9.999	30	5,875,030	2.86
10.000 - 10.499	107	21,007,990	10.23
10.500 - 10.999	226	44,899,220	21.86
11.000 - 11.499	266	52,408,670	25.52
11.500 - 11.999	255	50,296,264	24.49
12.000 - 12.499	118	22,276,208	10.85
12.500 - 12.999	39	7,160,925	3.49
13.000 - 13.499	5	869,658	0.42
Total:	**1,049**	**$205,360,222**	**100.00%**

DESCRIPTION OF THE GROUP II-1 COLLATERAL

Minimum Mortgage Rates of the Group II-1 Mortgage Loans

Minimum Mortgage Rates (%)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000 - 2.499	218	$45,228,894	22.02%
2.500 - 2.999	818	157,722,109	76.8
3.500 - 3.999	6	1,348,863	0.66
4.000 - 4.499	4	617,229	0.30
4.500 - 4.999	2	300,753	0.15
6.500 - 6.999	1	142,374	0.07
Total:	**1,049**	**$205,360,222**	**100.00%**

Lifetime Rate Caps of the Group II-1 Mortgage Loans

Lifetime Rate Cap (%)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000	384	$74,159,768	36.11%
6.000	665	131,200,453	63.89
Total:	**1,049**	**$205,360,222**	**100.00%**

Initial Periodic Caps of the Group II-1 Mortgage Loans

Initial Periodic Cap (%)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000	17	$3,080,751	1.50%
5.000	862	168,429,675	82.02
6.000	170	33,849,795	16.48
Total:	**1,049**	**$205,360,222**	**100.00%**

Subsequent Periodic Caps of the Group II-1 Mortgage Loans

Subsequent Periodic Cap (%)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000	844	$164,851,459	80.27%
2.000	17	3,080,751	1.50
5.000	18	3,578,216	1.74
6.000	170	33,849,795	16.48
Total:	**1,049**	**$205,360,222**	**100.00%**

DESCRIPTION OF THE GROUP II-1 COLLATERAL

Next Rate Adjustment Date of the Group II-1 Mortgage Loans

Month and Year of Next Rate Adjustment	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
October 2005	1	$391,500	0.19%
February 2006	1	225,000	0.11
March 2006	43	8,141,451	3.96
April 2006	19	3,998,282	1.95
August 2006	2	464,000	0.23
September 2006	3	602,400	0.29
October 2006	1	361,441	0.18
December 2006	1	180,019	0.09
January 2007	2	450,550	0.22
February 2007	12	2,794,232	1.36
March 2007	158	29,226,866	14.23
April 2007	357	70,953,959	34.55
September 2008	1	300,000	0.15
November 2008	3	467,834	0.23
December 2008	4	830,567	0.40
January 2009	7	1,744,065	0.85
February 2009	22	3,759,867	1.83
March 2009	133	24,970,484	12.16
April 2009	268	53,466,655	26.04
March 2011	2	381,600	0.19
April 2011	3	478,000	0.23
February 2014	1	208,597	0.10
April 2014	4	862,400	0.42
May 2014	1	100,450	0.05
Total:	**1,049**	**$205,360,222**	**100.00%**

DESCRIPTION OF THE GROUP II-2 COLLATERAL

SUMMARY OF THE GROUP II-2 MORTGAGE LOANS

Number of Mortgage Loans:	371	Index Type:	
Aggregate Principal Balance:	$184,035,103	6 Month LIBOR:	98.83%
Conforming Principal Balance Loans:	$0	1 Year Treasury:	1.17%
Conforming Principal Balance Percent:	0.00%	W.A. Initial Periodic Cap:	5.141%
Average Principal Balance:	$496,051	W.A. Subsequent Periodic Cap:	1.809%
Range:	$335,000 - $1,360,000	W.A. Lifetime Rate Cap:	5.635%
W.A. Coupon:	5.538%	Property Type:	
Range:	3.875% - 7.125%	Single Family Residence:	61.43%
W.A. Gross Margin:	2.617%	PUD:	23.16%
Range:	2.250% - 3.875%	2-4 Family:	7.90%
W.A. Stated Remaining Term:	359 months	Condo:	7.31%
Range:	350 months - 360 months	Co-op	0.20%
W.A. Seasoning:	1 month	Occupancy Status:	
Latest Maturity Date:	May 1, 2034	Primary:	80.48%
State Concentration (> 5%):		Investment:	16.79%
California:	60.21%	Second Home:	2.73%
New York:	5.78%		
Florida:	5.21%	Documentation Status:	
Interest Only Loans:	91.68%	Full:	17.09%
W.A. Original LTV:	78.28%	Stated:	77.98%
Range:	45.29% - 95.00%	No Documentation:	4.93%
W.A. Effective LTV:	75.71%	W.A. Prepayment Penalty Term:	35 months
Range:	45.29% - 80.00%	Loans with Prepay Penalties:	19.08%
Non-Balloon Loans:	100.00%	Loans with Mortgage Insurance	9.97%
W.A. FICO Score:	701	Loans with Lender Paid Mortgage Insurance	1.63%
First Liens:	100.00%		

Product Type of the Group II-2 Mortgage Loans

Product Type	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
ARM - 7 Year/6 Month	1	$560,000	0.30%
ARM - 7 Year/6 Month - IO	2	1,004,150	0.55
ARM - 2 Year/6 Month	7	3,574,483	1.94
ARM - 2 Year/6 Month - IO	22	10,474,838	5.69
ARM - 3 Year/6 Month	9	4,476,252	2.43
ARM - 3 Year/6 Month - IO	184	90,898,687	49.39
ARM - 5 Year/6 Month	12	5,406,380	2.94
ARM - 5 Year/6 Month - IO	123	62,191,001	33.79
ARM - 5 Year/1 Year - IO	2	858,300	0.47
ARM - 10 Year/6 Month - IO	7	3,301,712	1.79
ARM - 3 Year/1 Year	1	897,782	0.49
ARM - 5 Year/1 Year	1	391,518	0.21
Total:	**371**	**$184,035,103**	**100.00%**

Principal Balances at Origination of the Group II-2 Mortgage Loans

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
300,000.01 - 350,000.00	35	$11,979,950	6.50%
350,000.01 - 400,000.00	79	29,469,212	16.00
400,000.01 - 450,000.00	64	27,219,400	14.78
450,000.01 - 500,000.00	65	31,152,050	16.91
500,000.01 - 550,000.00	31	16,337,787	8.87
550,000.01 - 600,000.00	30	17,086,165	9.28
600,000.01 - 650,000.00	23	14,543,250	7.90
650,000.01 - 700,000.00	8	5,402,200	2.93
700,000.01 - 750,000.00	11	7,977,000	4.33
750,000.01 - 800,000.00	5	3,868,500	2.10
800,000.01 - 850,000.00	4	3,390,500	1.84
850,000.01 - 900,000.00	5	4,415,800	2.40
900,000.01 - 950,000.00	4	3,683,000	2.00
950,000.01 - 1,000,000.00	3	2,972,200	1.61
Greater than or equal to 1,000,000.00	4	4,689,950	2.55
Total:	**371**	**$184,186,964**	**100.00%**

DESCRIPTION OF THE GROUP II-2 COLLATERAL

Remaining Principal Balances of the Group II-2 Mortgage Loans

Remaining Principal Balance ($)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
300,000.01 - 350,000.00	35	$11,975,280	6.51%
350,000.01 - 400,000.00	79	29,462,051	16.01
400,000.01 - 450,000.00	64	27,214,365	14.79
450,000.01 - 500,000.00	65	31,147,181	16.92
500,000.01 - 550,000.00	31	16,329,617	8.87
550,000.01 - 600,000.00	30	17,084,498	9.28
600,000.01 - 650,000.00	24	15,192,396	8.26
650,000.01 - 700,000.00	9	6,101,733	3.32
700,000.01 - 750,000.00	10	7,269,994	3.95
750,000.01 - 800,000.00	4	3,112,500	1.69
800,000.01 - 850,000.00	4	3,389,807	1.84
850,000.01 - 900,000.00	5	4,413,582	2.40
900,000.01 - 950,000.00	4	3,683,000	2.00
950,000.01 - 1,000,000.00	3	2,969,150	1.61
Greater than or equal to 1,000,000.00	4	4,689,950	2.55
Total:	**371**	**$184,035,103**	**100.00%**

Mortgage Rates of the Group II-2 Mortgage Loans

Mortgage Rate (%)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.500 - 3.999	1	$347,750	0.19%
4.000 - 4.499	9	4,129,000	2.24
4.500 - 4.999	43	21,596,140	11.73
5.000 - 5.499	108	51,135,430	27.79
5.500 - 5.999	133	68,326,823	37.13
6.000 - 6.499	63	31,039,272	16.87
6.500 - 6.999	10	4,312,018	2.34
7.000 - 7.499	4	3,148,671	1.71
Total:	**371**	**$184,035,103**	**100.00%**

DESCRIPTION OF THE GROUP II-2 COLLATERAL

Geographic Distribution of the Group II-2 Mortgage Loans

Location	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	220	$110,815,776	60.21%
New York	22	10,642,620	5.78
Florida	20	9,596,495	5.21
Washington	14	6,053,956	3.29
Arizona	11	5,453,256	2.96
New Jersey	7	4,784,533	2.60
Georgia	10	4,686,250	2.55
Virginia	10	4,644,283	2.52
Massachusetts	8	4,178,643	2.27
Illinois	7	2,795,630	1.52
Connecticut	6	2,647,161	1.44
North Carolina	5	2,639,168	1.43
Nevada	6	2,560,847	1.39
Oregon	4	2,399,392	1.30
Texas	3	2,146,307	1.17
Maryland	4	1,632,500	0.89
Colorado	3	1,381,250	0.75
South Carolina	3	1,345,028	0.73
Tennessee	2	716,250	0.39
Oklahoma	1	563,500	0.31
Montana	1	552,700	0.30
New Mexico	1	516,000	0.28
Michigan	1	487,000	0.26
Utah	1	412,000	0.22
Pennsylvania	1	384,558	0.21
Total:	**371**	**$184,035,103**	**100.00%**

DESCRIPTION OF THE GROUP II-2 COLLATERAL

Property Types of the Group II-2 Mortgage Loans

Property Type	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	227	$113,054,413	61.43%
PUD	89	42,625,727	23.16
2-4 Family	24	14,535,317	7.90
Condo	30	13,457,758	7.31
Co-op	1	361,889	0.20
Total:	**371**	**$184,035,103**	**100.00%**

Original Loan-to-Value of the Group II-2 Mortgage Loans

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	1	$770,000	0.42%
50.01 - 55.00	3	1,439,190	0.78
55.01 - 60.00	6	3,895,000	2.12
60.01 - 65.00	8	6,295,057	3.42
65.01 - 70.00	16	8,866,217	4.82
70.01 - 75.00	36	20,101,967	10.92
75.01 - 80.00	259	125,228,953	68.05
80.01 - 85.00	4	1,737,974	0.94
85.01 - 90.00	22	9,703,889	5.27
90.01 - 95.00	16	5,996,857	3.26
Total:	**371**	**$184,035,103**	**100.00%**

Documentation Type of the Group II-2 Mortgage Loans

Documentation Type	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Stated Documentation	289	$143,510,476	77.98%
Full/Alt	63	31,455,151	17.09
No Documentation	19	9,069,476	4.93
Total:	**371**	**$184,035,103**	**100.00%**

DESCRIPTION OF THE GROUP II-2 COLLATERAL

FICO Scores at Origination of the Group II-2 Mortgage Loans

FICO	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than 620	1	$424,000	0.23%
620 - 639	13	6,475,479	3.52
640 - 659	41	20,426,893	11.10
660 - 679	66	33,623,961	18.27
680 - 699	71	35,304,029	19.18
700 - 719	55	27,653,391	15.03
720 - 739	54	27,520,202	14.95
740 - 759	36	16,090,364	8.74
760 - 779	21	10,344,897	5.62
780 - 799	11	5,334,386	2.90
Greater than or equal to 800	2	837,500	0.46
Total:	**371**	**$184,035,103**	**100.00%**

Loan Purpose of the Group II-2 Mortgage Loans

Purpose	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Purchase	224	$107,893,492	58.63%
Refinance - Cashout	93	47,896,124	26.03
Refinance - Rate Term	54	28,245,487	15.35
Total:	**371**	**$184,035,103**	**100.00%**

Occupancy Status of the Group II-2 Mortgage Loans

Occupancy Status	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	297	$148,109,571	80.48%
Investment	65	30,903,800	16.79
Second Home	9	5,021,732	2.73
Total:	**371**	**$184,035,103**	**100.00%**

DESCRIPTION OF THE GROUP II-2 COLLATERAL

Original Prepayment Penalty Term of the Group II-2 Mortgage Loans

Original Prepayment Penalty Term (mos.)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
None	300	$148,919,388	80.92%
12	12	5,357,842	2.91
24	11	6,563,079	3.57
30	2	972,000	0.53
36	29	14,858,974	8.07
60	17	7,363,820	4.00
Total:	**371**	**$184,035,103**	**100.00%**

Gross Margins of the Group II-2 Mortgage Loans

Gross Margin (%)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000 - 2.499	108	$51,865,488	28.18%
2.500 - 2.999	259	130,656,598	71.00
3.000 - 3.499	1	369,674	0.20
3.500 - 3.999	3	1,143,344	0.62
Total:	**371**	**$184,035,103**	**100.00%**

Maximum Mortgage Rates of the Group II-2 Mortgage Loans

Maximum Mortgage Rates (%)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
9.500 - 9.999	9	$4,733,268	2.57%
10.000 - 10.499	53	25,652,351	13.94
10.500 - 10.999	89	45,586,470	24.77
11.000 - 11.499	89	41,747,744	22.68
11.500 - 11.999	81	40,736,575	22.14
12.000 - 12.499	38	18,903,607	10.27
12.500 - 12.999	8	3,526,418	1.92
13.000 - 13.499	4	3,148,671	1.71
Total:	**371**	**$184,035,103**	**100.00%**

DESCRIPTION OF THE GROUP II-2 COLLATERAL

Minimum Mortgage Rates of the Group II-2 Mortgage Loans

Minimum Mortgage Rates (%)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000 - 2.499	108	$51,865,488	28.18%
2.500 - 2.999	261	131,421,942	71.41
3.000 - 3.499	1	369,674	0.20
3.500 - 3.999	1	378,000	0.21
Total:	**371**	**$184,035,103**	**100.00%**

Lifetime Rate Caps of the Group II-2 Mortgage Loans

Lifetime Rate Cap (%)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000	133	$67,205,982	36.52%
6.000	238	116,829,121	63.48
Total:	**371**	**$184,035,103**	**100.00%**

Initial Periodic Caps of the Group II-2 Mortgage Loans

Initial Periodic Cap (%)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000	1	$897,782	0.49%
5.000	311	154,546,835	83.98
6.000	59	28,590,486	15.54
Total:	**371**	**$184,035,103**	**100.00%**

Subsequent Periodic Caps of the Group II-2 Mortgage Loans

Subsequent Periodic Cap (%)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000	308	$153,297,017	83.30%
2.000	1	897,782	0.49
5.000	3	1,249,818	0.68
6.000	59	28,590,486	15.54
Total:	**371**	**$184,035,103**	**100.00%**

DESCRIPTION OF THE GROUP II-2 COLLATERAL

Next Rate Adjustment Date of the Group II-2 Mortgage Loans

Month and Year of Next Rate Adjustment	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
June 2005	1	$430,738	0.23%
January 2006	1	728,000	0.40
February 2006	3	1,558,497	0.85
March 2006	16	6,980,986	3.79
April 2006	8	4,351,100	2.36
September 2006	1	388,000	0.21
October 2006	1	359,987	0.20
November 2006	1	339,217	0.18
January 2007	2	1,369,864	0.74
February 2007	11	6,209,030	3.37
March 2007	54	26,174,354	14.22
April 2007	124	61,432,271	33.38
September 2008	5	2,378,904	1.29
November 2008	1	1,360,000	0.74
January 2009	1	423,232	0.23
February 2009	8	3,450,226	1.87
March 2009	46	21,995,094	11.95
April 2009	77	39,239,743	21.32
April 2011	3	1,564,150	0.85
January 2014	1	362,712	0.20
March 2014	1	580,000	0.32
April 2014	3	1,534,000	0.83
May 2014	2	825,000	0.45
Total:	**371**	**$184,035,103**	**100.00%**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

MBS Trading	
Aamer Abdullah	212-250-2669
David Haynie	212-250-4519
Mark Ginsberg	212-250-2669
MBS Banking	
Ted Hsueh	212-250-6997
Renee McGrail	212-250-3097
MBS Structuring	
Steve Lumer	212-250-0115
Ron Portnoy	212-250-0993
Rebekah Berry	212-250-0795